   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 29, 2000
                                         REGISTRATION STATEMENT NO. 333-45822
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION

                         PRE-EFFECTIVE AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                             _____________________

                      INCARA PHARMACEUTICALS CORPORATION
            (Exact name of registrant as specified in its charter)

               DELAWARE                               56-1924222
             (State or other jurisdiction        (I.R.S. Employer
           of incorporation or organization)     Identification No.)

                             3200 East Highway 54
                         Cape Fear Building, Suite 300
                                P. O. Box 14287
                 Research Triangle Park, North Carolina 27709
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               CLAYTON I. DUNCAN
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                      INCARA PHARMACEUTICALS CORPORATION
              3200 EAST HIGHWAY 54, CAPE FEAR BUILDING, SUITE 300
                                P. O. Box 14287
                 RESEARCH TRIANGLE PARK, NORTH CAROLINA 27709
                                (919) 558-8688
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPY TO:

                         ALEXANDER M. DONALDSON, ESQ.
                       WYRICK ROBBINS YATES & PONTON LLP
                       4101 LAKE BOONE TRAIL, SUITE 300
                         RALEIGH, NORTH CAROLINA 27607
                                (919) 781-4000
                              FAX (919) 781-4865

               APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
    From time to time after this registration statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+ The information in this prospectus is not complete and might change. The + + selling stockholder may not sell these securities until the registration + + statement that we filed with the SEC is effective. This prospectus is not an + + offer to sell, nor does it solicit offers to buy, these securities in any +
+ state where the offer or sale is not permitted,                              +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++


                                  PROSPECTUS
                SUBJECT TO COMPLETION, DATED NOVEMBER 29, 2000
                               2,940,332 SHARES

                      INCARA PHARMACEUTICALS CORPORATION
                                 COMMON STOCK

                                 _____________

     This is a resale prospectus for the resale of up to 2,940,332 shares of common stock of Incara Pharmaceuticals Corporation by Torneaux Fund Ltd. or persons or entities to whom Torneaux assigns its shares of our common stock.

     Our common stock is traded on the Nasdaq National Market under the symbol "INCR". On November 17, 2000, the last sale price of our common stock on the Nasdaq National Market was $3.0625 per share.

     Investing in our common stock involves risks. See "Risk Factors" beginning on page 2.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved our securities or determined that this prospectus is truthful or complete. It is illegal for anyone to tell you otherwise.

     Torneaux is acting as an underwriter in connection with its resale of shares of our common stock under this prospectus.

               The date of this prospectus is ________ __, 2000.

                               TABLE OF CONTENTS


                                                                         Page
Prospectus Summary.......................................................   1
Risk Factors.............................................................   2
Forward-Looking Statements...............................................   8
Financing Arrangement with Torneaux Fund Ltd.............................   8
Use of Proceeds..........................................................  11
Dividend Policy..........................................................  11
Market for Common Stock..................................................  11
Selected Financial Data..................................................  12
Unaudited Pro Forma Consolidated Financial Information...................  13
Management's Discussion and Analysis of Financial Condition and
 Results of Operations...................................................  14
Business.................................................................  17
Management...............................................................  30
Certain Relationship and Related Transactions............................  34
Principal Stockholders...................................................  35
Description of Capital Stock.............................................  37
Selling Stockholder......................................................  39
Plan of Distribution.....................................................  39
Legal Matters............................................................  40
Experts..................................................................  40
Where You Can Find More Information......................................  41
Index to Consolidated Financial Statements............................... F-1

                               PROSPECTUS SUMMARY

     Because this is a summary, it does not contain all the information that may be important to you. You should read carefully the entire prospectus, including "Risk Factors" and the financial statements, before you decide whether to invest in our common stock.

                       Incara Pharmaceuticals Corporation

Our Business

     Incara Pharmaceuticals Corporation develops innovative pharmaceutical products and treatments for major diseases afflicting large patient populations. We are currently developing a diversified portfolio of three potentially breakthrough treatments. Each of these products targets a medical disorder for which there are no fully effective treatments. These three products are as follows:


     . OP2000, an ultra-low molecular weight heparin. Heparin is a naturally occurring mixture of substances produced by the human body with anti-clotting and anti-inflammatory properties. OP2000 is derived from heparin by breaking it down into smaller molecules. Lower weight, or smaller, molecules of heparin may prove to have certain advantages over heparin itself, including better safety, efficacy and convenience. We are testing OP2000 as a treatment for inflammatory bowel disease, or IBD. IBD is a debilitating disease of the intestinal tract that includes ulcerative colitis and Crohn's disease. Approximately two million patients suffer from IBD in the United States and Europe combined. Ulcerative colitis can be so debilitating that up to 20% of patients opt for removal of their colon as a cure.


     .    Liver precursor cell transplant, as a treatment for liver failure.
Liver precursor cells are young cells found in the human liver that can grow and divide many times. Our process purifies liver precursor cells from the livers of organ donors with the expectation that these cells would be transplanted into human patients with chronic liver disease. We believe the cells will then be able to grow and expand to create new tissue in the liver. Currently, there are an estimated 300,000 hospitalizations for chronic liver disease each year in the United States, 30,000 of which result in death. There are, however, only approximately 4,800 donor livers available annually in the United States and over 16,500 people on the liver transplant waiting list. The number of patients with severe cirrhosis who could become candidates for a transplant exceeds 100,000. Additionally, with the recent growth in interest in human genomics, our liver precursor cell technology can assist in determining which genes are active at the various stages in a liver cell's maturation, providing valuable genomic information for drug research.


     .    Small molecule catalytic antioxidants, as a treatment for stroke and heart attack. Antioxidants destroy free radicals, which damage cells within the human body and are thought to play a role in stroke, heart attack and other illnesses. Catalytic antioxidants, unlike other antioxidants, are not consumed by their reaction with free radicals and, therefore, can destroy many free radicals. An estimated 500,000 to 700,000 individuals suffer strokes in the United States each year, with estimated direct costs of treating stroke exceeding $40 billion annually. Our lead catalytic antioxidant molecule significantly reduced damaged brain tissue when administered as late as 7.5 hours after obstruction of blood flow in an animal model of stroke.


     These three programs reflect our business strategy of building a diversified portfolio of innovative potential treatments by identifying research discoveries from leading academic research centers. Incara applies human and financial resources to these academic programs in order to focus efforts on pharmaceutical development, including clinical trials. Our goal is to bring these products to market. We choose products for our portfolio that have large potential patient markets and can be studied in clinical trials for a reasonable expenditure of time and money.


     We generally plan to partner with companies that have manufacturing, sales or marketing capabilities to bring our products to market. We believe these partnerships will provide funding for the commercialization of our products and allow us to maintain our low fixed cost structure. We generally intend to wait until we begin to receive indications that the products work before entering into such partnerships, which should allow us to negotiate more favorable terms.

Our History

     Incara was incorporated in Delaware as Intercardia, Inc. in 1994. In July 1999 Incara changed its name to Incara Pharmaceuticals Corporation.

                             Corporate Information

     Our executive offices are located at 3200 East Highway 54, Cape Fear Building, Suite 300, P.O. Box 14287, Research Triangle Park, North Carolina 27709, and our telephone number at that location is (919) 558-8688. Our primary Web site is located at www.incara.com. Information on our Web sites is not part
                       --------------
of this prospectus.

     "Incara" and our logo are registered trademarks. Each other trademark, trade name or service mark appearing in this prospectus belongs to its holder. In addition, www.incara.com is a domain name that is owned by Incara.
             --------------


                                 RISK FACTORS

     You should be aware that there are various risks to an investment in our common stock, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide to invest in shares of our common stock.

     If any of the following risks, or other risks not presently known to us or that we currently believe to not be significant, develop into actual events, then our business, financial condition, results of operations or prospects could be materially adversely affected. If that happens, the market price of our common stock could decline, and you may lose all or part of your investment.


We will continue to incur substantial losses and we might never achieve a profit.

     As of September 30, 2000, we had an accumulated deficit of $83,907,000 from our research, development and other activities. We have not generated any revenues from product sales and do not expect to do so for several years, at least. In the past, most of our revenues have come from collaborators who reimbursed us for research and development activities. None of our current activities are being funded by third parties at this time.

If we do not raise significant additional capital, we will be unable to fund all of our research and development activities and will need to eliminate or curtail these programs.


     One of the most significant issues we face is adequate funding of our existing projects. As of September 30, 2000, we had cash and investments of $6,555,000. While management believes its existing financial resources are adequate to fund operations through fiscal 2001, the Company intends to rely on the Torneaux financing facility or other financing arrangements to support a higher level of research and development efforts during fiscal 2001.

     Our financial requirements during 2001 and over the longer term will depend upon the success of our research and development programs and our ability to enter into new collaborations that provide fees and research and development funding. If some or all of our programs continue to show scientific progress, we will need significant additional funds to move compounds through the preclinical stages and into clinical trials. If we are unable to raise the amount of capital necessary to complete development and reach commercialization of any of our therapeutic products, we will need to delay or cease development of one or more of our products.


Stockholders might experience significant dilution from our issuance to Torneaux Fund Ltd. of up to 2,940,332 shares, or 28.5% of the total number of our shares which would then be outstanding, based on shares outstanding as of October 31, 2000.


     The issuance of up to 2,940,332 shares of our common stock to Torneaux under the common stock purchase agreement and warrants will have a dilutive effect on our stockholders of as much as 28.5% of the total number of shares which would then be outstanding, based on the 7,365,849 shares of common stock outstanding on October 31, 2000. The number of shares that we issue to Torneaux under the agreement is based upon a discount to the daily weighted average market price of our stock over a 20-day trading period. As the market price declines, the number of shares which may be sold to Torneaux will increase. If we put shares to Torneaux at a time when our stock price is low, our stockholders would be significantly diluted. In addition, the perceived risk of dilution by Torneaux and our other stockholders may cause them to sell their shares, which could further decrease the market price of our shares. Torneaux's resale of our common stock will increase the number of our publicly traded shares, which could also lower the market price of our common stock.

The ownership interest of our stockholders will be substantially diluted by future issuances of stock, including new offerings and exercises of currently outstanding options and warrants.


     As of October 31, 2000, Incara had 7,365,849 shares of common stock outstanding. Options to purchase a total of 2,500,000 shares of Incara common stock may be granted under the 1994 Stock Option Plan to our employees, directors and consultants. As of October 31, 2000 options to purchase 1,941,160 shares at exercise prices ranging from $0.04 to $20.50, with a weighted average exercise price of $3.09, and warrants to purchase 66,816 shares at exercise prices ranging from $8.25 to $13.49 were outstanding. In addition, we have reserved 80,928 shares for issuance pursuant to our Employee Stock Purchase Plan.

     We intend to sell new shares of our common stock or preferred stock during the next year to meet our capital requirements. All of these issuances of stock will dilute the ownership interests of the existing stockholders. The threat of dilution posed by shares available for future sale could reduce the market price of our common stock and could make it more difficult for us to raise funds through equity offerings in the future.


A return on your investment in our common stock will be dependent on an increase in the price of our common stock, which has fluctuated between $0.50 and $11.00 in the last two years.

     There is no set yield on our common stock. In addition, we do not currently anticipate paying cash dividends on our common stock as we intend to retain all earnings for the foreseeable future to fund our business operations. As a result, anyone investing in our common stock must look to an increase in its price to derive any value on their investment.

Our common stock is not actively traded and the price of our common stock has fluctuated from $0.50 to $11.00 in the last two years; and the sale of shares registered in this offering could cause our stock price to decline.

     Our common stock is listed on the Nasdaq National Market System under the symbol "INCR." The public market for our common stock has been characterized by low and/or erratic trading volume, often resulting in price volatility. An active public market for our common stock might be limited because of the small number of shares outstanding, the limited number of investors and the small market capitalization (which is less than that authorized for investment by many institutional investors).

     All shares registered in this offering will be freely tradable upon effectiveness of the registration statement of which this prospectus is a part. The sale of a significant amount of shares registered in this offering at any given time could cause the trading price of our common stock to decline and to be highly volatile.

     The market price of our common stock also is subject to wide fluctuations for factors that we can not control, including the results of preclinical and clinical testing of our current products, decisions by collaborators regarding product development, regulatory developments, market conditions in the pharmaceutical and biotechnology industries, future announcements concerning our competitors, adverse developments concerning proprietary rights, public concern as to the safety or commercial value of our products, and general economic conditions.

     Furthermore, the stock market has experienced significant price and volume fluctuation unrelated to the operating performance of particular companies. These market fluctuations can adversely affect the market price and volatility of our common stock.


Our research and development programs are at an early stage and therefore might never develop viable products.


     Our product programs are in the early stages of development, involve unproven technology, require significant further research and development and regulatory approvals, and are subject to the risks of failure inherent in the development of products or therapeutic procedures based on innovative technologies. These risks include the possibilities that any or all of these proposed products or procedures are found to be unsafe or ineffective, or otherwise fail to receive necessary regulatory approvals; that the proposed products or procedures are uneconomical to market or do not achieve broad market acceptance; that third parties hold proprietary rights that preclude us from marketing them; or that third parties market a superior or equivalent product. Further, the timeframes for commercialization of any products are long and uncertain, because of the extended testing and regulatory review process required before marketing approval can be obtained.


     We face intense competition in all of our development programs. The markets for therapeutic products that address diseases of the intestines, liver, heart and brain are large and competition is expected to increase. Our products might never be accepted in the market.

A failure to obtain or maintain patent and other intellectual property rights would allow others to develop and sell products similar to ours, which could impair our business.

     The success of our business depends, in part, on our ability to establish and maintain adequate protection for our intellectual property, whether owned by us or licensed from third parties. We rely primarily on patents in the United States and in other key markets to protect our intellectual property. If we do not have patent protection, other companies could sell substantially identical products as ours, without incurring any liability to us. Patent prosecution, maintenance and enforcement on a global basis is expensive, and many of these costs must be incurred before we know whether a product covered by the claims will be successfully developed or marketed.

     Even if we expend considerable time and money on prosecution, a patent application might never issue as a patent. We can never be certain that we were the first to invent the particular technology or that we were the first to file a patent application for the technology, because United States patent applications are maintained in secrecy until a patent issues. Publications in the scientific or patent literature generally do not identify the date of an invention, so it is possible that a competitor could be pursuing the same invention and have an earlier invention date than ours.


     Even if patents issue, the claims allowed might not be sufficiently broad to protect our technology against competitive products. Patent protection also may differ from country to country, giving rise to increased competition from other products in countries where patent coverage is weak or not enforced. Once a patent issues, we still face the risk that others will try to design around our patent or will try to challenge or invalidate the patent. If a patent were invalidated, we could be subject to significant liabilities to a third party, be required to license the invention from a third party, or be prevented from using the invention altogether. The cost of litigation can be substantial, even if we prevail.

If a third party were to bring an infringement claim against us, we would incur significant costs in our defense; if the claim were successful, we would need to obtain licenses to develop non-infringing technology.

     Our business also depends on our ability to develop and market products without infringing patents or other proprietary rights of others and without breaching the scope of the licenses related to our intellectual property. The pharmaceutical industry is subject to frequent and protracted litigation regarding patent and other intellectual property rights. Most companies have numerous patents that protect their intellectual property rights. These third parties may assert claims against us with respect to our product candidates and future products. If litigation were required to determine the validity of a third party's claims, we could spend significant resources and be distracted from our core business activities, regardless of the outcome. If we did not prevail in the litigation, we could be required to license a third party's technology, which might not be possible on satisfactory terms, or discontinue our own activities and develop non-infringing technology, any of which could delay our development programs.

     We have the exclusive license from Opocrin S.p.A., in all countries other than Japan and Korea, to develop and market OP2000. This license is based on an issued patent held by Opocrin claiming a heparin derivative with a specified range of molecular weight. We also have a non-exclusive license from Opocrin to practice certain related patents, to the extent required for our activities related to OP2000. We are aware of a recently issued patent claiming the use of certain fractions of heparin for the treatment of inflammatory bowel disease. We do not believe the development of OP2000 will require the licensing of this patent. If OP2000 were to be determined to fall within the scope of this patent and if the patent's claims were found to be valid, we would have to license this patent in order to commercialize OP2000. If this were the case we might not be able to license this patent at a reasonable cost which would result in our not being able to market OP2000. Uncertainty regarding the scope or validity of this patent might deter potential partners from collaborating with us for the development and commercialization of OP2000.

Protection of trade secret and confidential information is difficult, and loss of confidentiality could eliminate our competitive advantage.

     In addition to patent protection, we rely on trade secrets, proprietary know-how and confidential information to protect our technological advances. We use confidentiality agreements with our employees, consultants and collaborative partners to maintain the proprietary nature of this technology. However, confidentiality agreements can be breached by the other party, which would make our trade secrets and proprietary know-how available for use by others. There is generally no adequate remedy for breach of confidentiality obligations. In addition, the competitive advantage afforded by trade secrets is limited because a third party can independently discover or develop something identical to our own trade secrets or know-how, without liability to us.

     If our employees, consultants or collaborators were to use information improperly obtained from others (even if unintentional), disputes could arise as to ownership and rights in any resulting know-how or inventions.

Our research and development programs rely on technology licensed from third parties, and termination of any of those licenses would result in loss of significant rights to develop and market our products, which would impair our business.


     We have exclusive worldwide rights to our antioxidant small molecule technology through license agreements with Duke University and National Jewish Medical Center. We also have the worldwide exclusive rights to patents licensed from Albert Einstein College of Medicine and patent applications and rights to license future technology arising out of research sponsored at the University of North Carolina at Chapel Hill (related to the liver precursor cell program) and National Jewish Medical Center (related to antioxidant small molecules). Key financial and other terms, such as royalty payments, for the licensing of this future technology would still need to be negotiated with the research institutions, and it may not be possible to obtain any such license on terms that are satisfactory to us.

     Our licenses generally may be terminated by the licensor if we fail to perform our obligations, including obligations to develop the compounds and technologies under license. If terminated, we would lose the right to develop the products, which could adversely affect our business. The license agreements also generally require us to meet specified milestones or show reasonable diligence in development of the technology. If disputes arise over the definition of these requirements or whether we have satisfied the requirements in a timely manner, or if any other obligations in the license agreements are disputed by the other party, the other party could terminate the agreement and we could lose our rights to develop the licensed technology.

We need to obtain collaborative partners to perform manufacturing and marketing responsibilities for our potential products, and if those partners are not obtained, we will have to develop the expertise, obtain the additional capital and spend the resources to perform those functions.

     We do not have the staff or facilities to manufacture or market any products being developed in our programs. We need to enter into collaborative arrangements in the future to develop, commercialize, manufacture and market products emerging from our antioxidant program. We also might seek a partner to develop the manufacturing capability for the liver precursor cell therapy being developed by us and intend to seek a partner to work with on development of a liver assist device. We also plan to seek marketing and manufacturing partners for OP2000.

     A large number of small biotechnology companies are seeking collaborators, some of whom compete in the same therapeutic areas as our programs, and obtaining and maintaining new collaborative arrangements will be difficult. We might not be successful in entering into third party arrangements on acceptable terms, if at all. If we are unable to obtain or retain third party manufacturing or marketing on acceptable terms, we might be delayed in our ability to commercialize products. Substantial additional funds and personnel would be required if we needed to establish our own manufacturing or marketing operations. We might not be able to obtain adequate funding or establish such capabilities at all or in a cost-effective manner.

     Even if we do succeed in obtaining a collaborator for any of our programs, the product might not be commercialized profitably, if at all. The compensation owed to collaborative partners for the manufacturing and marketing of products will reduce our profit margins and might delay or limit our ability to develop, deliver and sell products on a timely and competitive basis. Furthermore, a collaborative partner could pursue alternative technologies or develop alternative compounds either on its own or in collaboration with others, targeted at the same diseases as those involved in our programs.

     A manufacturer must conform to certain FDA regulations for the production and packaging of products. If any of our manufacturers can not meet our needs or applicable regulatory standards with respect to the timing, quantity or quality of products, our development programs would be delayed.


     We are in discussions with third parties to conduct the cell processing to produce the liver precursor cells being developed by Incara. To begin clinical trials, we must contract with a supplier to isolate the liver precursor cells in compliance with FDA regulations. We have not yet established the terms of any supply arrangement, and we might not be able to enter into any third party arrangements on satisfactory terms. We also must establish and maintain sources of livers or liver tissues from which the precursor cells can be isolated. We have historically relied on several suppliers of liver tissues for research, but entering into the clinical trial stage of development will increase our needs. For clinical trials and ultimately for commercialization, we plan to obtain livers which are not suitable for full liver transplant from the traditional organ transplant donor programs.

If we cannot retain or hire qualified personnel, our programs could be delayed.


     We have only 21 employees and are highly dependent on the principal members of the management and scientific staff, including in particular Clayton I. Duncan, our Chairman, President and Chief Executive Officer. We also are highly dependent on the academic collaborators for each of our programs. The loss of key employees or academic collaborators could delay progress in our programs or result in termination of them in their entirety.

     We believe that our future success will depend in large part upon our ability to attract and retain highly skilled scientific and managerial personnel. We face competition for the kinds of personnel from other companies, research and academic institutions, government entities and other organizations. We might not be successful in hiring or retaining the personnel needed for success.

If we do not obtain and maintain government authorizations to manufacture and market products, our business will be significantly harmed.


     Our research and development activities and the manufacturing and marketing of our products are subject to extensive regulation by governmental authorities in the United States and other countries. Clinical trials and the manufacturing and marketing of products are subject to the testing and approval processes of the FDA and foreign regulatory authorities. The process of obtaining required regulatory approvals for our products from the FDA and other regulatory authorities takes many years and is expensive. Data obtained from preclinical and clinical activities are susceptible to varying interpretations, and if regulatory authorities do not agree with our analyses of data, our product programs could be delayed or regulatory approval could be withheld. Additional government regulations might be promulgated which could delay or prevent regulatory approval of our products. Even if these approvals are obtained, post-marketing, adverse events or other monitoring of the products could result in suspension or limitation of the approvals.

Product liability claims, if asserted against us in the future, could exceed our insurance coverage and require us to use our limited cash resources for payment.

     The pharmaceutical and biotechnology business exposes us to the risk of product liability claims alleging that use of our products caused an injury or harm. These claims can arise at any point in the development, testing, manufacture, marketing or sale of pharmaceutical products, and might be made directly by patients involved in clinical trials of our products, by consumers or healthcare providers or by organizations selling such products. Product liability claims can be expensive to defend even if the product did not actually cause the injury or harm.

     Insurance covering product liability claims becomes increasingly expensive as a product moves through the development pipeline to commercialization. We have obtained limited product liability insurance coverage for the clinical trials for OP2000. However, the available insurance coverage may not be sufficient to cover us against all potential losses due to liability, if any, or to the expenses associated with defending liability claims. A product liability claim successfully asserted against us could exceed our coverage and require us to use our own cash resources, which would then not be available for our own products.

     In addition, some of our licensing agreements with third parties require us to maintain product liability insurance. If we can not maintain acceptable amounts of coverage on commercially reasonable terms, the corresponding agreements would be subject to termination.

The costs of compliance with environmental, safety and similar laws could increase our cost of doing business or subject us to liability in the event of noncompliance.

     Our business is subject to regulation under state and federal laws regarding occupational safety, laboratory practices, environmental protection and the use, generation, manufacture, storage and disposal of hazardous substances. Although we believe we comply with these laws and regulations in all material respects and have not been required to take any action to correct any noncompliance, we might be required to incur significant costs in the future to comply with existing or future environmental and health and safety regulations. Our research activities involve the use of hazardous materials, chemicals and radioactive compounds. Although we believe that our procedures for handling such materials comply with applicable state and federal regulations, we cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident, we could be liable for any resulting damages.

Provisions of our charter documents, our stock option program and Delaware law could lead to entrenchment of our management which could discourage or delay offers to acquire Incara, which might reduce the market price of our common stock and the voting rights of the holders of common stock.


     Provisions of our charter documents and Delaware law make it more difficult for our stockholders to change the directors of Incara or for a third party to acquire Incara, and might discourage a third party from offering to acquire Incara, even if a change in control or in management would be beneficial to our stockholders. These provisions also could limit the price that certain investors might be willing to pay in the future for shares of common stock.

     The Board of Directors of Incara has the authority to issue up to 3,000,000 shares of preferred stock in one or more series, and to determine the prices, rights, preferences, privileges and restrictions, including voting rights, of the shares within each series without any further vote or action by the stockholders. The rights of the holders of Incara common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock with voting rights could make it more difficult for a third party to acquire a majority of the outstanding voting stock.

     Further, some provisions of Delaware law could delay or make more difficult a merger, tender offer or proxy contest involving Incara. Incara is subject to the antitakeover provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. While such provisions are intended to enable the Incara Board of Directors to maximize stockholder value, they might have the effect of discouraging takeovers that could be in the best interest of certain stockholders. Such provisions could reduce the market value of Incara's common stock in the future.

We remain contingently liable for certain IRL obligations.


     In connection with the sale of Incara Research Laboratories, or IRL, in December 1999 to a private pharmaceutical company, we remain contingently liable through May 2007 on debt and lease obligations assumed by the purchaser, including the IRL facility lease in Cranbury, New Jersey. This contingent liability was approximately $8,328,000 in September 2000 and should decline on an approximately straight-line basis to zero in May 2007.

If we do not reach the market with our products before our competitors offer products for the same use, or if we do not compete effectively in marketing our products, the revenues from product sales, if any, will be reduced.

     We face intense competition in all of our development programs. The markets for therapeutic products that address inflammatory, liver and pulmonary diseases are large and competition is expected to increase. Our products might never be accepted in the market.

If we fail to meet Nasdaq National Market listing requirements, our common stock will be delisted and become illiquid.


     Our common stock is currently listed on the Nasdaq National Market. Nasdaq has requirements that a company must meet in order to remain listed on the Nasdaq National Market. If we continue to experience losses from our operations or we are unable to raise additional funds, we may not be able to maintain the standards for continued quotation on the Nasdaq National Market, including a minimum bid price requirement of $1.00.


     If as a result of the application of these listing requirements, our common stock were delisted from the Nasdaq National Market, our stock will be illiquid. Further, our stock could be subject to what are known as the "penny stock" rules. The penny stock rules place additional requirements on broker-dealers who sell or make a market in such securities. Consequently, if we were removed from the Nasdaq National Market, the ability or willingness of broker-dealers to sell or make a market in our common stock could decline. As a result, your ability to resell your shares of our common stock could be adversely affected.


                           FORWARD-LOOKING STATEMENTS


     This prospectus contains forward-looking statements that relate to future events or our future financial performance. You can identify forward-looking statements by terminology such as "may," "might," "will," "could," "should," "would," "expect," "plan," "anticipate," "believe," "estimate," "predict," "intend," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Our actual results might differ materially from any forward-looking statement due to various risks, uncertainties and contingencies, including:

     . The success or failure of our efforts to implement our business strategy;
     .  The early stage of the products we are developing;
     .  Uncertainties relating to clinical trials and regulatory reviews;
     .  The need for additional funds;
     .  Competition and dependence on collaborative partners;
     . The other factors discussed in the "Risk Factors" section and elsewhere in this prospectus.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.


                 FINANCING ARRANGEMENT WITH TORNEAUX FUND LTD.


     On August 17, 2000 we entered into the common stock purchase agreement with Torneaux Fund Ltd. Pursuant to the purchase agreement, we may issue and sell, from time to time, up to 2,556,810 shares of common stock. In addition, in connection with each issuance of common stock to Torneaux, we will issue to Torneaux warrants to purchase shares of common stock up to a maximum of 383,522 shares. Our stockholders approved this transaction on October 19, 2000.

     Beginning on __________, 2000, the date the registration statement, of which this prospectus forms a part, was declared effective by the SEC, and continuing for 15 months thereafter, we may in our sole discretion sell, or put, shares of our common stock to Torneaux. The 15-month period is divided into 12 pricing periods, each consisting of 20 trading days on the Nasdaq National Market.

     From time to time during the 15-month term, we may make 12 draw downs, by giving notice and requiring Torneaux to purchase shares of our common stock, for the draw down amount. Torneaux's purchase price will fluctuate based upon the daily volume weighted average price over a 20-day trading period. Prior to each draw down, we will provide Torneaux with a notice that sets forth the dollar amount of the common stock we will sell, the commencement date of the pricing period, and the threshold price, which is the lowest price per share at which we will issue new shares of our common stock. We may issue a draw down notice for up to $250,000 if the threshold price is equal to or exceeds $2.00, and an additional $100,000 for every $1.00 increase of the threshold price above $2.00 up to $10.00 for a maximum draw down amount of $1,050,000. If we set the threshold price between $2.00 and $2.99, then the purchase price to be paid by Torneaux is 88% of the daily volume weighted average price over the pricing period. For each $1.00 increase in the threshold price above $2.00, the purchase price to be paid by Torneaux is increased by 0.5% up to a discount of 92%. If the daily volume weighted average price on a given trading day is less than the threshold price set by us, then the amount that we can draw down will be reduced by 1/20 for that pricing period. In addition, if trading in our common stock is suspended for more than three hours in any trading day, then the daily volume weighted average price for that trading day is deemed to be below the threshold price and, consequently, reduces the draw down amount by 1/20. At no time may the threshold price be less than $2.00 per share, unless mutually agreed upon by us and Torneaux.


     As the price of our common stock increases above $2.00, fewer shares can be sold to Torneaux. Assuming the price of our common stock was $2.00 every day during all pricing periods during the 15-month term of the purchase agreement, the maximum amount of shares of common stock that could be sold by us would be 1,704,540 for gross cash proceeds of $3,000,000, assuming the average trading volume for 10 trading days preceding a draw down notice by us is less than 200,000 shares. In the event the average trading for such 10-day period exceeds 200,000 or 400,000 shares, Torneaux, in its sole discretion, can purchase additional common stock by increasing the then available draw down amount by 25% or 50%, respectively. If the 400,000 share trading volume threshold were met and the price of our common stock were $2.00 during the entire 15-month term of the purchase agreement, the maximum draw down amount available to us would be $4,500,000 and the maximum number of shares possible for sale would be 2,556,810 shares. If the 400,000 share trading volume threshold were met and the price of our common stock were $10.00 per share during the entire 15-month term of the purchase agreement, the maximum draw down amount available to us would be $18,900,000 and the maximum number of shares possible for sale would be 2,054,340 shares. On November 17, 2000, the closing price on the Nasdaq National Market for our common stock was $3.0625 and the average trading volume for the 10 days preceding November 17, 2000 was 16,027 shares.


     The following table sets forth the number of shares of common stock that we could issue to Torneaux based on a range of stock prices, assuming that the threshold price was equal to the daily volume weighted average price and that the daily volume weighted average remained the same throughout the 20-day pricing period and also assuming that the trading volume for our common stock does not exceed 200,000 shares. The table also shows the percentage that these shares would constitute, immediately after issuance, of the total number of shares which would then be outstanding, based on the 7,365,849 shares of common stock outstanding on October 31, 2000. The table does not give effect to the issuance and exercise, if any, of the warrants.

     Per Share          Per Share
      Average          Price Paid         Number of         Percentage of
      Market               By             of Shares          Outstanding
      Price             Torneaux          Issuable              Shares
      -----             --------          --------           -----------
     $  2.00              $1.76           1,704,540              18.8%
     $  4.00              $3.56           1,516,848              17.1%
     $  6.00              $5.40           1,444,440              16.4%
     $  8.00              $7.28           1,401,096              16.0%
     $ 10.00              $9.20           1,369,560              15.7%


     Our ability to cause Torneaux to purchase shares of common stock under the common stock purchase agreement is subject to the following conditions:

     . The number of shares we may sell to Torneaux on any settlement date, when aggregated with all other shares then owned by Torneaux, cannot exceed 9.9% of the total common stock we then have outstanding.

     . Our common stock continues to be traded on the Nasdaq National Market or other stock exchange specified in the purchase agreement.

     . The registration statement must remain effective so that Torneaux may publicly resell the shares that it acquires from us under the purchase agreement.

     . There has not been a material change in ownership of Incara in which its officers and directors no longer own at least 5% of our outstanding common stock, except as a result of the issuance of shares under the purchase agreement and upon exercise of the warrants issued to Torneaux.

     . There has not been an effect on the business, operations, properties, or financial condition of Incara that is material and adverse to us and our subsidiaries or affiliates, taken as a whole and/or any condition or situation that would prohibit or otherwise interfere, in a material respect, with our ability to perform our obligations under the purchase agreement.


     We might not be able to satisfy all conditions required to put shares to Torneaux at any given time. If this occurs, we would likely need to raise money from other sources in order to continue to fund our operations. Such alternative funding might not be available. Also, we cannot put shares to Torneaux at a time when we have not publicly disclosed material information about Incara.

     In the event we have not requested draw downs in an aggregate amount of $1,250,000 within seven months of __________, 2000 (the date the registration statement was declared effective by the SEC), we, at Torneaux's option, shall either pay Torneaux $60,000 or issue warrants to Torneaux to purchase 60,000 shares of our common stock with an exercise price of $2.10 per share, the volume weighted average price of our common stock on August 17, 2000.


     Torneaux can terminate the purchase agreement upon our failure to comply with certain provisions in the purchase agreement or upon any stop order or suspension of the effectiveness of the registration statement for an aggregate of five trading days, for any reason other than deferrals or suspension during a blackout period as a result of corporate development that would require the registration statement to be amended.

     We estimate a total of 1,704,540 shares of common stock could be issued to Torneaux under the purchase agreement, assuming the price of our common stock is $2.00 per share and the 10-day average daily trading volume is less than 200,000 shares during the 15-month term of the purchase agreement. Based on this assumption, warrants convertible into a total of 255,681 shares of our common stock could be issued to Torneaux. The shares of our common stock will be purchased by Torneaux at a discount to the then current market price of the common stock. Consequently, the existing holders of our common stock face substantial dilution of their voting power and percentage ownership in Incara. Additionally, as we issue more shares to Torneaux, the price of the common stock may decline further.

     We have filed a registration statement, of which this prospectus forms a part, with the SEC to permit Torneaux to resell to the public any of our common stock it purchases pursuant to the purchase agreement and any of our common stock into which the warrants are converted. We intend to prepare and file such amendments and supplements to the registration statement as may be necessary in accordance with the Securities Act and the rules and regulations promulgated under it, in order to keep effective the registration statement so that we may put shares to Torneaux during the term of the common stock purchase agreement.


     Except in certain circumstances, if the effectiveness of the registration statement is suspended during the 15-month term of the purchase agreement, or the common stock is not listed on the Nasdaq National Market or another stock exchange specified in the purchase agreement, then we must pay in cash to Torneaux, as liquidated damages, $20,000 if the registration statement is not declared effective within 120 days from its filing, which was September 14, 2000, or in all other circumstances above, an amount equal to 1% of the aggregate purchase price for all shares purchased and then held by Torneaux for the initial 30-day period, and 2% of the aggregate purchase price for each subsequent 30-day period, until the event is cured. In addition, if we fail to deliver the shares of common stock when due to Torneaux and the failure continues for 10 trading days, then we will pay, in cash or restricted shares of our common stock, at Torneaux's option, an amount equal to 2% of the draw down amount for the initial 30-day period and each 30-day period thereafter until we have delivered the shares and warrants. During a draw down pricing period, we may not enter into any agreement with a third party to secure equity financings without Torneaux's prior consent, except that we may enter into a loan, credit or lease facility with a bank or financing institution.

     In connection with the purchase agreement, we will issue warrants to Torneaux in the amount of 15% of the shares of common stock issued in any draw down by us, at an exercise price equal to 115% of the purchase price per share Torneaux paid to purchase the related shares of common stock. The warrants will contain provisions that protect Torneaux against dilution by adjustment of the exercise price and the number of shares issuable thereunder upon the occurrence of specified events, such as a merger, stock split, stock dividend, recapitalization and additional issuance of common stock. The exercise price for the warrant shares is payable in cash.


     Torneaux is acting as an underwriter in connection with its resale of shares of our common stock under this prospectus.


                                USE OF PROCEEDS


     The proceeds from the resale of our common stock will be received directly by the selling stockholder. We will receive no proceeds from the resale of the common stock offered in this prospectus.

     We will have received the proceeds from the sale of our common stock to Torneaux and from the exercise, if any, of the warrants, as part of our financing arrangement with Torneaux under the common stock purchase agreement, which arrangement is discussed in detail under the heading. "Financing Arrangement with Torneaux Fund Ltd." The shares of any common stock that we sell to Torneaux and the shares issued upon the exercise, if any, of the warrants are the shares that are being resold by the selling stockholder under this prospectus.

     We intend to use the proceeds from the sale of our common stock to Torneaux and the exercise of the warrants, if any, to support general corporate purposes, including working capital.

                                DIVIDEND POLICY


     We have never paid a cash dividend on our common stock and we do not anticipate paying cash dividends in the foreseeable future. We currently plan to retain all earnings, if any, for the foreseeable future for use in the operation of our business and to fund future growth.

                            MARKET FOR COMMON STOCK

     Our common stock trades on the Nasdaq National Market under the symbol "INCR". The following sets forth the quarterly high and low sales prices as reported by Nasdaq for the periods indicated. These prices are based on quotations between dealers, which do not reflect retail mark-up, markdown or commissions, and do not necessarily represent actual transactions.

                                                               High      Low
                                                              -------  -------
     Fiscal Year Ended September 30, 1999
          October 1, 1998 through December 31, 1998.........   10 1/8    3 3/8
          January 1, 1999 through March 31, 1999............   15 1/2        5
          April 1, 1999 through June 30, 1999...............    8 1/4   4 1/16
          July 1, 1999 through September 30, 1999...........    5 5/8      1/2

     Fiscal Year Ended September 30, 2000
          October 1, 1999 through December 31, 1999.........  1 13/16      1/2
          January 1, 2000 through March 31, 2000............       11  1 17/32
          April 1, 2000 through June 30, 2000...............    6 1/8    1 1/2
          July 1, 2000 through September 30, 2000...........    4 3/4  1 11/16

     Fiscal Year Ending September 30, 2001
          October 1, 2000 through November 17, 2000.........    3 3/4    2 5/8

     As of October 31, 2000, the number of record holders of our common stock was 152 and we estimate that the number of beneficial owners was approximately 5,000.

                            SELECTED FINANCIAL DATA

     You should read the following selected financial data in conjunction with our consolidated financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. We derived the consolidated statements of operations data for the fiscal years ended September 30, 1996, 1997, 1998, 1999 and 2000 and the consolidated balance sheet data at September 30, 1996, 1997, 1998, 1999 and 2000 from our consolidated financial statements which have been audited by PricewaterhouseCoopers LLP, independent accountants, and, except for the consolidated statements of operations for the fiscal years ended September 30, 1996 and 1997 and the consolidated balance sheet data at September 30, 1996, 1997 and 1998, are included elsewhere in this prospectus.


     Please be advised that historical results are not necessarily indicative of the results to be expected in the future, particularly given our acquisition and disposition history. Our historical cash expenditures prior to December 31, 1999 were significantly higher than our current cash spending rate. This lower level of expenditures has resulted from the discontinuance of the IRL and BEXTRA(R) programs (see "Business - Discontinued Programs").

STATEMENT OF OPERATIONS DATA:
(in thousands, except per share data)

                                                                           Year Ended September 30,
                                                             ---------------------------------------------------
                                                               2000      1999      1998       1997        1996
                                                               ----      ----      ----       ----        ----
Revenue:
     Contract and license fee revenue.....................   $    100  $  2,088  $  6,121   $   5,360   $  5,348
                                                             --------  --------  --------   ---------   --------

Costs and expenses:
     Research and development.............................      7,645    18,996    16,799      19,972      5,276
     Purchase of in-process research an development.......      6,664         -     5,343         411        350
     General and administrative...........................      2,613     3,045     3,509       4,179      3,396
                                                             --------  --------  --------   ---------   --------

        Total costs and expenses..........................     16,922    22,041    25,651      24,562      9,022
                                                             --------  --------  --------   ---------   --------

Loss from operations......................................    (16,822)  (19,953)  (19,530)    (19,202)    (3,674)
Gain on sale of division..................................      9,751         -         -           -          -
Investment income, net....................................        406       355       384         831        719
Income taxes..............................................          -         -         -           -        (37)
Minority interest.........................................          -         -         -         568       (568)

                                                             --------  --------  --------   ---------   --------
Net loss..................................................   $ (6,665) $(19,598) $(19,146)  $ (17,803)  $ (3,560)
                                                             ========  ========  ========   =========   ========

Net loss per common share:
     Basic and diluted....................................   $  (1.06)   ($2.98)   ($2.69)     ($2.55)    ($0.59)
                                                             ========  ========  ========   =========   ========

Weighted average common shares outstanding:
     Basic and diluted....................................      6,312     6,583     7,113       6,982      6,062
                                                             ========  ========  ========   =========   ========

BALANCE SHEET DATA:
(in thousands)
                                                                                September 30,
                                                             ---------------------------------------------------

                                                               2000      1999      1998       1997        1996
                                                               ----      ----      ----       ----        ----
Cash and cash equivalents and marketable securities.......   $  6,555  $  4,960  $ 23,562   $  37,580   $ 37,391
Working capital...........................................      4,662     2,207    14,607       9,855     28,870
Total assets..............................................      7,348     8,044    27,836      42,623     40,650
Long-term portion of capital lease obligations and
     notes payable........................................         43       981     1,593       2,128        896
Total liabilities.........................................      2,536     4,253     8,160      29,167      9,401
Total stockholders' equity................................      4,812     3,791    19,676      13,456     30,680

            UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION


     The consolidated financial statements of Incara are included elsewhere in this prospectus. You should read the unaudited pro forma consolidated financial information presented herein in conjunction with those financial statements and related notes.

     The unaudited pro forma consolidated financial information of Incara for the year ended September 30, 2000 include adjustments to give effect in the unaudited pro forma condensed consolidated statement of operations for the disposition of IRL as if it had occurred on October 1, 1999.

     The unaudited pro forma condensed consolidated statements of operations are provided for informational purposes and are not necessarily indicative of the results of operations that would have been achieved had the transactions been in effect as of the beginning of the period presented and are not necessarily indicative of future results of operations.

                PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     (In thousands, except per share data)

                                                                       Fiscal Year Ended September 30, 2000
                                                  ----------------------------------------------------------------------------------
                                                                                       Pro Forma
                                                         Consolidated                Adjustments-                   Pro Forma
                                                           Actual                        IRL                       As Adjusted
                                                  ------------------------     -----------------------      ------------------------
Revenue:
     Contract and license fee revenue...         $              100            $             100             $               -
                                                 ------------------            -----------------            ------------------

Costs and expenses:
     Research and development............                     7,645                        1,339                         6,306
     Purchased in-process research.......
          and development................                     6,664                            -                         6,664
     General and administrative..........                     2,613                            -                         2,613
                                                 ------------------            -----------------            ------------------
            Total costs and expenses.....                    16,922                        1,339                       (15,583)
                                                -------------------            -----------------            ------------------

Loss from operations.....................                   (16,822)                      (1,239)                      (15,583)
Gain on sale of division.................                     9,751                        9,751                             -
Interest income, net.....................                       406                          (37)                          443
                                                 ------------------            -----------------            ------------------

Net income (loss)........................        $           (6,665)           $           8,475            $          (15,140)
                                                 ==================            =================            ==================

Net loss per common share:
     Basic...............................        $            (1.06)                                        $            (2.40)
                                                 ==================                                         ==================

     Diluted.............................        $            (1.06)                                        $            (2.40)
                                                 ==================                                         ==================

Weighted average common shares
     outstanding.........................                     6,312                                                      6,312
                                                 ==================                                         ==================


    The pro forma adjustments reflect the elimination of revenue and expenses related to IRL for the fiscal year ended September 30, 2000 as if the IRL sale had occurred at the beginning of the fiscal year. The pro forma adjustments also reflect the elimination of the gain recognized on the sale of IRL.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     You should read the following discussion in conjunction with our consolidated financial statements and the notes appearing elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including those discussed in "Risk Factors" and elsewhere in this prospectus.

OVERVIEW


     We conduct discovery and development programs in three areas: (1) inflammatory bowel disease, using an ultra-low molecular weight heparin known as OP2000; (2) liver disorders, using liver precursor cell therapy; and (3) small molecule antioxidants as a treatment for disorders resulting from obstruction of blood flow, such as stroke and heart attack. Our current programs reflect our business strategy of building a diversified portfolio of innovative therapeutic products by advancing basic and clinical research discoveries from leading academic research centers. Our strategy for bringing promising treatments to the market includes the selection of collaborative partners who have the manufacturing, sales and marketing capabilities that we do not have. We believe that collaborative agreements can provide funding and expertise for the commercialization of our products, and allow us to maintain a lower fixed cost structure.


          On March 31, 2000, Incara acquired all of the minority interests of Renaissance Cell Technologies, Inc. and Aeolus Pharmaceuticals, Inc. Prior to this acquisition, Incara owned 78.0% of Renaissance and 65.8% of Aeolus. Incara issued 1,220,041 shares of its common stock for the subsidiaries' minority ownership. We accounted for the acquisition using the purchase method of accounting with a total purchase price of $6,664,000. We allocated the total purchase price to purchased in-process research and development and immediately charged it to operations because at the date of the acquisition the in-process research purchased was in preclinical stages, feasibility had not been established and we deemed it to have no alternative future use. We estimated at the acquisition date that Renaissance and Aeolus will need to spend in excess of an additional $50,000,000 to complete the research and development and that it would be at least 2006 before the research and development is completed. We might share the cost to complete research and development for these programs with collaborative partners in the future. The acquisition of these minority interests should not have a significant impact on future operating results because we previously recognized all losses of Renaissance and Aeolus due to our majority interest in the subsidiaries.


          On December 29, 1999, we sold our anti-infective division, known as Incara Research Laboratories, or IRL, to a private pharmaceutical company for $11,000,000 in cash and the right to receive future payments totaling up to an additional $4,000,000 in the event a compound originating from a collaboration with Merck & Co., Inc. reaches preclinical and clinical trial milestones. We currently do not expect to receive any additional payments from the purchaser. The transaction involved the sale of assets associated with IRL, including rights under the collaboration with Merck and the assumption of related liabilities by the purchaser. We remain contingently liable through May 2007 on debt and lease obligations of approximately $8,328,000 assumed by the purchaser, including the IRL facility lease in Cranbury, New Jersey. We recognized a gain of $9,751,000 on the sale of IRL, which we recorded as other income. The effect of the IRL transaction on Incara's historical financial statements is shown in "Pro Forma Consolidated Financial Information."


     In May 1998, Incara acquired all of the outstanding stock of Transcell Technologies, Inc., a majority-owned subsidiary of Interneuron Pharmaceuticals, Inc., through a merger with Transcell in exchange for Incara common stock, stock options and stock warrants. We refer to the former Transcell operation as Incara Research Laboratories, or IRL. We accounted for the purchase of Interneuron's 77.9% interest in Transcell by Incara in a manner similar to a "pooling-of-interests," because it represented a transfer of stock between entities under common control. We accounted for the acquisition of the non-Interneuron ownership interest by using the purchase method of accounting. We have combined all of Transcell's past results of operations with our consolidated results of operations. We issued stock in the Transcell merger in three installments. We issued the first installment upon the closing of the merger in May 1998. In lieu of the second installment payment due to Interneuron in connection with the merger, Interneuron retained 281,703 shares of Incara common stock as part of a corporate restructuring between Interneuron and Incara. In August 1999, Incara issued 867,583 shares of Incara common stock to the other former Transcell stockholders as payment for their second installment of the merger. The third and final installment of 856,861 shares of Incara common stock was issued to the former Transcell stockholders, including Interneuron, in February 2000. We calculated the number of shares issued using a formula based on the market price of Incara common stock prior to the stock issuance date. The issuance of these additional shares did not impact our fiscal 2000 operating results because we included the value of these shares in the determination of the purchase price of Transcell in fiscal 1998.


     We had net losses of $6,665,000 and $19,598,000 for the fiscal years ended September 30, 2000 and 1999, respectively. We had an accumulated deficit of $83,907,000 at September 30, 2000. We have not yet generated any revenues from product sales and do not expect to receive any product revenues in the foreseeable future, if at all.

RESULTS OF OPERATIONS


     Fiscal Year Ended September 30, 2000 Compared to Fiscal Year Ended September 30, 1999

     Our net loss of $6,665,000 for fiscal 2000 was $12,933,000 less than the $19,598,000 net loss for fiscal 1999. The net loss for fiscal 2000 resulted from the net effect of recognizing a $9,751,000 gain on the sale of IRL, offset by fiscal 2000 operating expenses and the write-off of $6,664,000 for purchased in-process research and development in connection with the acquisition of minority interests of Aeolus and Renaissance.

     Contract and license fee revenue for fiscal 2000 was $100,000, as compared to $2,088,000 for fiscal 1999. All of this revenue resulted from an IRL collaboration with Merck. We will not receive any additional revenue from this collaboration, because it was sold with the other IRL assets.

     Our research and development ("R&D") expenses decreased $11,351,000, or 60%, to $7,645,000 in fiscal 2000 from $18,996,000 in fiscal 1999. The lower expenses were primarily due to the result of discontinuing our bucindolol development program in the fourth quarter of fiscal 1999 and to the sale of our IRL operation in December 1999.

     During the last quarter of fiscal 1999, we discontinued our bucindolol development program and, therefore, we did not incur any bucindolol-related expenses for fiscal 2000. During fiscal 1999, we incurred $6,469,000 of bucindolol-related R&D expenses.

     Because we sold IRL at the end of December 1999, we did not incur any significant R&D expenses for IRL between January 1, 2000 and September 30, 2000. R&D expenses for IRL were $1,339,000 for fiscal 2000 and $8,245,000 for fiscal 1999. We do not expect any additional expense for IRL in the future.

     We incurred $1,712,000 of R&D expenses for OP2000 during fiscal 2000, versus $228,000 during fiscal 1999. The higher expenses in fiscal 2000 were primarily due to costs incurred in connection with our Phase 1 clinical trials that began in October 1999 and were completed in April 2000, as well as preparation for a Phase 2/3 clinical trial.

     R&D expenses for our liver cell program increased $369,000, or 44%, to $1,201,000 for fiscal 2000 from $832,000 for fiscal 1999. The higher expenses in fiscal 2000 resulted primarily from more R&D staff time being devoted to the program.

     R&D expenses for our antioxidant program decreased $418,000, or 20%, to $1,694,000 for fiscal 2000 from $2,112,000 for fiscal 1999. The decrease in expenses from fiscal 1999 to fiscal 2000 was primarily due to the reduction of outside contract services and sponsored research costs.

     General and administrative ("G&A") expenses decreased $432,000, or 14%, to $2,613,000 for fiscal 2000 from $3,045,000 for fiscal 1999. The higher G&A expenses in fiscal 1999 were primarily for expenses related to the bucindolol program, which we terminated in the last quarter of fiscal 1999, and the IRL operation, which we sold in December 1999.

     Fiscal Year Ended September 30, 1999 Compared To Fiscal Year Ended September 30, 1998


     Our net loss of $19,598,000 for fiscal 1999 was $452,000, or 2%, greater than the $19,146,000 net loss for fiscal 1998.

     Contract and license fee revenue for fiscal 1999 was $2,088,000, as compared to $6,121,000 for fiscal 1998. Contract and license fee revenue for fiscal 1999 primarily resulted from our collaboration with Merck. During fiscal 1999, we received a $1,500,000 milestone payment from Merck for compounds that demonstrated specific activity in laboratory tests using both resistant and sensitive bacterial strains. Merck also funded $563,000 of research and development costs at IRL during fiscal 1999.

     Contract and license fee revenue for fiscal 1998 included (1) a $4,000,000 payment from Astra Pharmaceuticals, L.P. received pursuant to the termination of a collaboration with Astra Merck Inc. for the development, manufacturing and marketing of bucindolol in the United States, (2) $833,000 of U.S. bucindolol development support from Astra Merck prior to the termination of the Astra Merck collaboration, and (3) $1,138,000 of revenue recognized in conjunction with the Merck collaboration.

     Our research and development expenses increased $2,197,000, or 13%, to $18,996,000 in fiscal 1999 from $16,799,000 in fiscal 1998.

     Expenses for the development of bucindolol and general R&D expenses increased $2,885,000, or 59%, to $7,807,000 for fiscal 1999 from $4,922,000 for fiscal 1998. Our expenses increased after funding from the Astra Merck collaboration ended in September 1998 and also increased as a result of the costs of expanded European clinical trials for bucindolol during fiscal 1999.

     Pursuant to the Astra Merck collaboration, during fiscal 1998 Astra Merck paid for most expenses related to the development of the twice-daily formulation of bucindolol for the United States, including liabilities assumed by Astra Merck on our behalf of approximately $6,065,000. This additional amount did not flow through our statements of operations, because it was offset against related expenses. Because we terminated the Astra Merck collaboration in September 1998, we absorbed all of the U.S. development expenses for bucindolol in fiscal 1999. In addition, we expanded the European bucindolol clinical program with BASF Pharma/Knoll AG during fiscal 1999, resulting in expense of approximately $2,326,000 in fiscal 1999 versus approximately $1,309,000 in fiscal 1998. We terminated the development of bucindolol in the last quarter of fiscal 1999 and all estimated costs of termination were accrued as of September 30, 1999.

     R&D expenses for IRL remained relatively constant, increasing by only $44,000, or 1%, to $8,245,000 for fiscal 1999 from $8,201,000 for fiscal 1998.
During fiscal 1999 IRL incurred increased expenses for license fees paid to Princeton University and patent preparation fees. These increased expenses were offset by lower depreciation costs, because in fiscal 1998 we expensed $856,000 of Transcell property and equipment that did not meet our capitalization criteria.

     R&D expenses for Aeolus increased by $96,000, or 5%, to $2,112,000 for fiscal 1999 from $2,016,000 for fiscal 1998, primarily due to an increase in contract services for research and preclinical studies of its antioxidant small molecule research program.

     R&D expenses for Renaissance increased by $172,000, or 26%, to $832,000 for fiscal 1999 from $660,000 for fiscal 1998, primarily due to increased fees for patent preparation and a fee to the University of North Carolina for the license of certain technology developed under the research agreement with UNC.

     During fiscal 1998, we paid and expensed a $1,000,000 license fee for a development compound licensed from Opocrin S.p.A.

     In conjunction with the Transcell merger, we incurred a charge of $5,343,000 for the purchase of in-process research and development during fiscal 1998, because feasibility of the in-process research and development acquired was not yet established and we had no alternative future use for the technology. This charge represents the market value of the shares of Incara stock issued to the former minority interest owners of Transcell.

     General and administrative expenses decreased by $464,000, or 13%, to $3,045,000 for fiscal 1999 from $3,509,000 for fiscal 1998, primarily due to the elimination of IRL administrative personnel and functions at IRL in conjunction with the Transcell merger.

LIQUIDITY AND CAPITAL RESOURCES

     At September 30, 2000, we had cash and cash equivalents and marketable securities of $6,555,000, an increase of $1,595,000 from September 30, 1999. Cash increased due to the receipt of $11,000,000 from the sale of IRL, offset by operating costs for fiscal 2000.

     In August 2000, we entered into a definitive agreement with Torneaux Fund Ltd., an institutional investor, for an equity financing facility covering the purchase of our common stock over 15 months. Under this facility, Incara will control the amount and timing of stock sold to Torneaux, with the amount of the investment being dependent, in part, on Incara's stock price. Assuming Incara's stock price maintains a minimum threshold of $2.00, the cumulative potential investment is anticipated to exceed $3,000,000 and is capped at $18,900,000. The agreement includes the issuance of warrants to purchase an amount of common stock equal to 15% of the common stock shares purchased and is subject to a number of conditions, including filing with and declaration of effectiveness by the Securities and Exchange Commission of a registration statement.

     While management believes its existing financial resources are adequate to fund operations through fiscal 2001, the Company intends to rely on the Torneaux financing facility or other financing arrangements to support a higher level of R&D efforts during fiscal 2001. We expect to incur substantial additional costs and losses over the next few years. Our cash requirements for subsequent periods will depend on numerous factors, particularly the progress of our research and development programs. We will require significant additional funds to continue our clinical program evaluating the use of OP2000 and to complete preclinical activities, and to begin clinical trials for our liver precursor cell and antioxidant programs. We might acquire other products, technologies or businesses that complement our existing or planned products or programs, although we currently have no understanding, commitment or agreement with respect to any such acquisitions.

     In addition to the equity financing with Torneaux discussed above, we intend to seek additional capital necessary to execute our business plan through one or more potential sources, including the sale of common or preferred stock in private or public equity offerings and from new collaborations related to one or more of our product development programs. Adequate funds might not be available at all or on terms acceptable or favorable to us. At times it is difficult for biotechnology companies to raise funds in the equity markets. Any additional equity financing, if available, would likely result in substantial dilution to Incara's stockholders. If we are successful in obtaining collaborations for any of our programs, we expect to relinquish rights to technologies, product candidates or markets which we might otherwise develop ourselves. If we are unable to enter into new collaborations or raise additional capital to support our current level of operations, we might be required to scale back, delay or discontinue one or more of our research and development programs, such as our proposed clinical trials, or obtain funds on terms that are not favorable to us, which could have a material adverse affect on our business. Reduction or discontinuation of research and development programs could result in additional charges, which would be reflected in the period of the reduction or discontinuation.

     In January 2000, our Board of Directors authorized the repurchase of up to $2,000,000 of our common stock during the following two months through purchases on the stock market. During fiscal 2000, we repurchased a total of 140,100 shares of our common stock at a total cost of $412,000.

YEAR 2000 COMPLIANCE


     As of September 30, 2000, we had not incurred any material cost directly associated with our year 2000 compliance efforts. We believe the total cost of year 2000 issues will not be material to our business, financial condition and operating results. As of September 30, 2000, we had not encountered any material year 2000 problems with the hardware and software systems used in our operations. In addition, none of our critical vendors have reported any material year 2000 problems nor have we experienced any decline in service levels from such venders. We expect to continue to monitor internal and external issues related to year 2000. While no material problems have been discovered, we cannot assure you that material problems will not materialize in the future.


                                   BUSINESS
General

     Incara Pharmaceuticals Corporation develops innovative pharmaceutical products and treatments for major diseases afflicting large patient populations. We are currently developing products in three areas that represent a diversified portfolio of potentially breakthrough therapeutics. Each of these areas is currently underserved in terms of effective treatments. The three therapeutics under development by the Company are as follows:


     . An ultra-low molecular weight heparin, as a treatment for inflammatory bowel disease, or IBD, a debilitating disease of the intestinal tract that includes ulcerative colitis and Crohn's disease.

     .    Liver precursor cell transplant, as a treatment for liver failure.

     . Small molecule catalytic antioxidants, as a treatment for disorders resulting from obstruction of blood flow, such as stroke and heart attack.

OP2000


     Our program for inflammatory bowel disease, or IBD, centers on OP2000, a polysaccharide (carbohydrate) product derived from heparin. Heparin is a naturally occurring substance with anti-clotting and anti-inflammatory properties. Heparin, as a pharmaceutical product (including the starting material for OP2000), is derived and purified from domestic mammals, primarily pigs. In July 1998 we obtained an exclusive 15-year license to develop OP2000 from its manufacturer, Opocrin S.p.A. of Modena, Italy. Clinical evidence of the treatment of IBD with heparin and the known anti-clotting effects of OP2000 and other heparin-derived products provide the rationale for evaluating OP2000 in treating IBD. We have completed two Phase 1 clinical trials in normal volunteers to determine blood levels and anti-clotting effects following once daily injections of OP2000. Blood levels are important in determining the dosage necessary for treatment. Assuming we have adequate financial resources, we plan to begin a pivotal Phase 2/3 clinical trial in patients with ulcerative colitis by early 2001. (For information on the three sequential phases of clinical trials, see "Government Regulation" below).

  Inflammatory Bowel Disease


     Inflammatory bowel disease describes a group of chronic inflammatory disorders of the intestine of unknown cause, often causing recurrent abdominal pain, cramps, diarrhea (with or without bleeding), fever and fatigue. Two forms of IBD are Crohn's disease and ulcerative colitis. Crohn's disease typically affects the full thickness of the intestinal wall, most commonly in the lowest portion of the small intestine, but may involve any portion of the gastrointestinal tract. Ulcerative colitis results in the large intestine becoming inflamed with ulceration and bleeding. Current treatments of IBD such as steroids and other anti-inflammatory drugs are designed to reduce inflammation and relieve symptoms, but treatment results are often unsatisfactory. In serious cases, surgery may be required. Ulcerative colitis can be so debilitating that up to 20% of patients opt for removal of their colon as a cure. There is no cure for the equally debilitating Crohn's disease.


     According to the Crohn's & Colitis Foundation of America, Inc., approximately one million people in the United States have IBD. We believe there is a need for effective and safe treatments.

  Heparins and IBD


     A large number of case reports and a recent double blind placebo-controlled clinical trial of heparin in ulcerative colitis support the idea that heparin can safely induce remission in IBD patients. A review (Korzenik, IBD 1997) of the clinical use of heparin in IBD (primarily ulcerative colitis) found benefit in 51 out of 60 reported cases, with increased bleeding in only three cases. In a recent U.S. double blind placebo-controlled trial of heparin in 68 patients with active ulcerative colitis receiving treatment with standard therapies, 42% of patients who were given additional heparin therapy had clinical remission or improvement, compared with 20% on placebo.


     Clinical observations suggest that IBD may result from increased clotting activity. Investigators have observed evidence of increased clotting in the bowel and other organs during flares of IBD. Clotting is activated and the breakdown of clots is reduced during flares. Patients with inherited clotting deficiencies, such as von Willebrand's disease and hemophilia, have a much lower incidence of IBD than expected. The clinical results and other supporting studies discussed above provide a strong rationale for the use of an ultra-low molecular weight heparin such as OP2000 in the treatment of flares of IBD.


     OP2000 is a product of the chemical cleavage of heparin with the comparatively low molecular weight of 2,500 daltons (compared with full-length heparin's molecular weight of about 14,000 daltons and other low molecular weight heparin's molecular weight of 4,000 to 6,000 daltons). Lower molecular weight, or smaller molecules of heparin may prove to have advantages over heparin itself, including better safety, efficacy and convenience. OP2000 has been shown to be a potent anti-clotting agent. Like low molecular weight heparins, and unlike heparin, routine monitoring of clotting factors during treatment should not be necessary, providing a substantial advantage over heparin. OP2000 has a longer lifetime in the body than heparin or low molecular weight heparins and initial results indicate that OP2000 can be given in once-daily injections under the skin. A key objective of the Company is to have OP2000 be the first heparin-related product to obtain regulatory approval to treat ulcerative colitis in the United States. The composition of OP2000 is covered by claims of patents issued to

Opocrin in the United States and Europe. We have licensed OP2000 from Opocrin for all uses worldwide, except in Japan and Korea.

  Clinical Development Program


     We completed two Phase 1 clinical trials for OP2000, the most recent having been completed in April 2000. These trials looked at single and multiple dose administrations of the drug, and preliminary results indicate that we will be able to give OP2000 on a once-a-day basis. OP2000 has been studied for another indication in over 150 subjects and patients in Europe with no significant unexpected side effects. Assuming we have adequate financial resources, we plan to begin a Phase 2/3 safety and efficacy trial in ulcerative colitis patients by early 2001. If the results of the Phase 2/3 trial are positive, we plan to conduct a confirmatory Phase 3 safety and efficacy trial in ulcerative colitis and additional clinical studies of OP2000 blood levels and other laboratory measurements. We would also consider a pilot study in Crohn's disease. Our clinical scientists will manage the trials, including all data collection and analysis activities.

   Commercialization

     Because of the relatively large number of patients suffering from inflammatory bowel disease both in the United States and abroad, effectively marketing a pharmaceutical for treatment of this indication requires the resources of a large sales organization. We intend to seek development and marketing partnerships or licensing arrangements for OP2000 with pharmaceutical companies with an established marketing presence in the gastrointestinal field.

Human Liver Precursor Cell Transplant


     Hepatic precursor cells are cells in the liver that can differentiate into a variety of daughter cells that provide liver function. These are the early cells in the maturation of the liver and include the liver stem cells and their descendants. We are developing human liver precursor cells for use in the treatment of liver failure.

     Incara established its liver precursor cell program with the acquisition of a majority ownership interest in Renaissance Cell Technologies, Inc. in September 1997. Renaissance was founded in 1995 to commercialize applications from research on human liver precursor cells from the laboratory of Dr. Lola Reid, previously at the Albert Einstein College of Medicine and now a Professor in the Department of Cell and Molecular Physiology, Program in Molecular Biology and Biotechnology, at the University of North Carolina at Chapel Hill School of Medicine. In March 2000, Incara acquired the remaining minority interest of Renaissance, which is now a wholly owned subsidiary of Incara.

  Liver Disease

     The liver is one of the largest and most complex organs in the body, serving many critical metabolic functions. More than most other organs, the liver has the ability to regenerate itself by repairing or replacing injured tissue. Despite this protection, once a critical mass of liver cells has died through disease or damage, the liver can fail, leading to illness and death. Liver failure is a serious health problem. Each year, there are an estimated 300,000 hospitalizations and 30,000 deaths in the United States due to chronic liver diseases.


     Currently, the only cure for many of these liver diseases is a liver transplant. However, only about 4,800 donor livers become available each year in the United States and the total cost of transplantation and first year follow-up is estimated to average over $300,000. Over 16,500 patients are on the liver transplant waiting list, an increase of more than 90% over the last three years and up from 1,000 ten years ago. Furthermore, there are a total of approximately 100,000 adults with severe cirrhosis and other forms of chronic liver failure in the United States who could become candidates for a transplant. Not all of these people will get transplants, or even get onto the transplant waiting list. The incidence of chronic liver failure is expected to increase in the next ten years as a result of the "silent epidemic" of hepatitis C. Up to 4 million people in the United States are currently infected with the hepatitis C virus. Researchers estimate that 15% of these persons will develop cirrhosis, a disease that typically develops over a period of 10 to 20 years.


     As a result of the shortage of donor organs, potential liver transplant patients must wait for a donor liver to become available, often for years. The vast majority of patients with liver diseases therefore cannot rely on organ transplantation as a solution. To bridge the gap between supply and demand for liver donors, several companies are investigating the use of pig livers and pig liver cells, as well as mature human liver cells and human cells derived from tumors housed in a bioartificial liver to support an individual on a short-term basis. These approaches, however, present a variety of scientific and medical problems, including the risk of contamination from animal viruses. We believe there is an urgent need for new technologies to support patients with damaged livers, both acutely and long-term.

  Liver Cell Transplantation

     The ability to transplant cells that have the capacity to reproduce and function in an impaired liver could reduce the need for whole organ transplants and provide treatment for thousands of patients. In this procedure, a physician injects a suspension of donor liver cells, or hepatocytes, into blood vessels leading to the patient's liver or spleen. The transplanted cells take up residence in the recipient's body and provide liver functions, including detoxification and protein synthesis.


     Positive results from liver cell transplants in rodents (both with mature liver cells and precursor liver cells) have prompted physicians outside of Incara to perform transplantation of unfractionated human hepatocytes (liver cells not separated by their stage of maturity or other parameters) in a number of human patients with encouraging results. Unfractionated human hepatocytes, obtained from livers rejected for transplant use, have been introduced into over 30 patients, with beneficial results often observed. These include patients with cirrhosis, metabolic disorders and severe liver failure. Some patients whose liver failure resulted in a coma, awoke after receiving liver cell transplant, coincident with a decrease in ammonia levels, improved cerebral blood flow and reduction of intracranial pressure. In one patient, a 10-year-old girl, the transplanted liver cells survived and partially corrected a metabolic disorder for over 22 months. Treatment by liver cell transplantation, however, has been limited because of the lack of available organs from which viable liver cells can be obtained.

  Human Liver Precursor Cells


     Incara proposes to advance the present state of liver cell transplantation by isolating, processing and transplanting human liver precursor cells. Human liver precursor cells, unlike mature liver cells, can divide many times, greatly expanding the utility of a single donor liver such that one liver could supply the needs of many patients. Moreover, precursor cells might provide a much longer functional life, potentially surviving the lifetime of the recipient. These cells also can survive freezing and thawing better than unfractionated cells, permitting precursors to be stored until the need for them arises. The precursor cells should have the capability to differentiate into the entire lineage of liver cells, providing the functions of early cells that may be missing and unable to be regenerated by injection of unfractionated hepatocytes. The precursor cells also might require less immunosuppression drugs to prevent rejection of the new cells and a smaller injection volume than that of unfractionated cells. The human liver precursors also avoid some of the medical and scientific challenges associated with strategies involving pig livers, pig liver cells and human cells derived from tumors.

  Use of Alternative Sources of Donor Livers


     Currently, most whole organ liver transplantation procedures require a donor who has undergone brain death, but whose heart is still beating. This occurs only in approximately one to two percent of hospital deaths, severely limiting the potential donor pool.

     Dr. Reid has demonstrated that viable liver precursor cells can be isolated postmortem from the livers of non-beating-heart donors, whose livers cannot be used for whole organ transplant. A major advantage of liver precursor cells is their ability to survive periods with limited oxygen. The window of time that viable liver precursors can be isolated postmortem is now under investigation, along with the useful age range of donors. Since liver precursor cells can be purified from livers inappropriate for transplant, our program will not compete for organs with existing liver transplant programs. We have established an arrangement with a traditional organ donor program for procurement of livers from non-beating-heart donors. Preclinical experiments suggest that one donor liver may provide enough liver precursor cells for many recipients.

  Development Strategy


     We are now scaling-up the liver precursor cell isolation and selection process to produce the cells required for clinical trials. This step includes establishing isolation and processing procedures needed for a 1,500-gram to 3,000-gram whole human liver instead of the 100-gram portions of liver used in the basic research stage of the program. The scaled-up procedures are being adapted for a sterile good manufacturing practices, or cGMP, environment. After scale-up, we expect to transfer the liver precursor cell processing procedure to a contract cell processor with a facility compliant with cGMP to produce cells suitable for use in clinical trials.

  Clinical Trials


     Incara is exploring two patient populations for the initial clinical trials of precursor cell transplantation. The first group consists of infants with life-threatening inherited genetic diseases who are too young for liver transplants. This patient population represents a group with limited treatment alternatives where improvement in patient condition and production of the missing gene products would demonstrate the function of the transplanted cells. The other series of clinical trials being planned targets the approximately 100,000 adults in the United States with severe cirrhosis and other forms of chronic liver failure that could become candidates for a transplant. Initially, these patients would receive the same immunosuppression as liver transplant patients to prevent rejection of the transplanted cells. Assuming we have adequate financial resources, Incara plans to begin these initial Phase 1 clinical trials in 2001. Clinical investigators from several leading research hospitals have expressed interest in participating in our clinical trials. Some of these investigators have experience with cell transplants using unfractionated human liver cells and bioartificial livers and believe the strategy of transplanting liver precursor cells provides a better rationale for hepatocyte transplants.

  Gene Therapy

     Gene therapy clinical trial results have in general been disappointing for both physicians and patients, often because of the inability to obtain sustained gene expression of the target gene. Precursor cells, because of their extensive expansion potential, represent a promising cell population to produce continued gene expression. Incara's gene therapy strategy will be to insert into the liver precursor cells a correct copy of a gene deficient in the patient and transplant these cells into the patient. Logical target disorders are diseases resulting from the inability of the patient's liver cells to properly make an important protein, such as the missing LDL receptors in hypercholesterolemia and clotting factors in hemophilia.

  Genomics and Research Applications

     The liver precursor cell technology developed by Incara has application as a tool for identifying new drugs and in the drug development and testing process. The liver precursor cells can be made to grow and differentiate into mature liver cells. Determining gene expression patterns at various stages of the liver lineage provides genomic information for drug discovery. For example, this information can be used to identify new targets for drug discovery programs or to identify proteins performing biological functions that may have applications in therapy.


     As a tool for the drug testing and development process, the liver precursor cells and their daughter cells could be used to assess changes in gene expression patterns caused by drugs being considered for development. The changes in gene expression pattern from potential drugs could be compared with those caused by drugs known to damage the liver. This would allow a pharmaceutical company to screen compounds for their effect on the liver earlier in the development process, saving time and money. The full lineage of liver cells, from precursors to mature cells, could also be used to test drugs for toxicity to the liver and to study how the drug is metabolized. Currently, pharmaceutical companies have difficulty obtaining a consistent supply of human liver cells for toxicity testing.

  Liver Assist Device

     Incara's liver precursor cell technology has application in the development of a liver assist device, or LAD. LADs are designed to provide treatment for patients with acute liver failure by providing liver function for a short period of time (7 to 30 days) to allow sufficient time for a patient's own liver to recover from failure or to provide a bridge to transplant. Incara's LAD is expected to be an artificial liver composed of human liver cells in a device through which the patient's blood or plasma is circulated.


     Attempts at clinically useful LADs by others have utilized pig hepatocytes or human liver cells derived from tumors in a wide variety of bioreactor types. These devices have shown promise, but all utilize cells with limitations that our LAD is designed to overcome. The pig hepatocytes, while easily obtained, have severe limitations; e.g., potential immune reactions to secreted pig proteins, limited lifetime and non-human viruses. The liver cells derived from tumors cells can easily be grown, but retain only a subset of the functions of normal liver cells and involve safety concerns. Functioning human liver cells from donor organs have not been an alternative due to the scarcity of donor livers.

     We believe that a LAD using our human liver precursor cells could overcome many of the problems experienced to date. Proteins secreted by these cells will be of human origin so immune reactions should be minimized. The precursor cells can divide extensively in culture so that cells from one donor liver may be able to supply many LADs. Most importantly, these cells should display the wide range of liver functions necessary for clinical utility.

  Commercialization


     There are approximately 120 liver transplant programs in hospitals in the United States. We believe that marketing to these hospitals could be accomplished by an internal sales force of approximately 15 trained specialists. We intend to maintain rights to market the liver precursor cell transplantation therapy in the United States and develop a focused marketing effort following establishment of the safety and efficacy of the program in clinical trials. Outside of the United States, we expect to seek a partnership or licensing arrangement with another pharmaceutical or biotechnology company for commercialization of the liver precursor cell therapy program. We also intend to seek partnerships for the development of our liver precursor cells in gene therapy, drug research and genomic applications and for use in a liver assist device.

Catalytic Antioxidant Small Molecule Program


     Incara established its catalytic antioxidant program with the acquisition of a majority interest in Aeolus Pharmaceuticals, Inc. in July 1995. The scientific founders of Aeolus, James D. Crapo, M.D., and Irwin Fridovich, Ph.D., in collaboration with colleagues at Duke University, the National Jewish Medical and Research Center and Incara, are working to develop small molecules as therapeutics that act in the same manner as naturally occurring antioxidant enzymes. Antioxidant enzymes such as superoxide dismutase normally protect the body from harmful free radicals. In March 2000, Incara acquired the remaining minority interest in Aeolus, which is now a wholly owned subsidiary of Incara. Incara has obtained from Duke University and the National Jewish Medical and Research Center the right to license the products developed by Drs. Crapo and Fridovich in exchange for the payment of costs associated with the research and royalties on sales of the licensed products.

  Antioxidants and Disease


     Oxygen plays a pivotal role in supporting life by enabling energy stored in food to be converted to energy that living organisms can use. The ability of oxygen to participate in key metabolic processes derives from its highly reactive nature; this reactivity is necessary for life, but also causes oxygen to react harmfully with living organisms. In the body, oxygen is converted to various free radicals, which can then damage DNA, proteins and lipids. The cumulative result of these reactions is reduced cellular function and, ultimately, disease. Free radicals are thought to play a role in a wide variety of conditions including chronic bronchitis, stroke, asthma, reperfusion injury following heart attack, rheumatoid arthritis, Alzheimer's disease, Parkinson's disease and even aging itself.


     The enzyme SOD plays a critical role in protecting the body against attack by free radicals. However, the natural enzyme's high molecular weight, short half-life in circulation, inability to penetrate cells and high cost of production limit its usefulness as a drug. Numerous attempts by many pharmaceutical companies in the 1980's and 1990's using forms of the SOD enzyme failed to demonstrate the expected efficacy.


     Incara has synthesized a group of small molecules that have multiple potent catalytic antioxidant activities, destroy free radicals and protect cell membranes. Catalytic antioxidants, unlike other antioxidants, function like enzymes and are not consumed by their reaction with free radicals and, therefore, can destroy many free radicals. Some of these compounds have antioxidant activities greater than the natural SOD enzymes on a weight basis in laboratory experiments. The lead compounds in this series have shown promising activity in preclinical models of stroke and heart attack. We also have a number of additional compounds available in this series.

  Stroke

     An estimated 500,000 to 700,000 people in the United States annually suffer strokes, about 400,000 of which are first-time strokes that occur essentially without warning. In the United States, stroke kills approximately 158,000 people annually and has left more than one million people disabled to some extent, according to the American Heart Association. The estimated direct cost of stroke is over $40 billion annually, much of which is attributable to the high expense of rehabilitating and caring for victims.

     Stroke is an injury to the brain caused by the blockage of blood flow. The reestablishment of blood flow after blockage can cause further damages which is called reperfusion injury. Many scientists believe that the damage from stoke and reperfusion injury might be caused, at least in part, by free radicals. In a model of stroke, where the middle cerebral artery of a rat is blocked for 90 minutes and then unblocked, AEOL 10113 reduced damaged brain tissue significantly when introduced as late as 7 1/2 hours after the start of the stroke. AEOL 10150 significantly reduced damaged brain tissue in a mouse model of severe stroke in which blood flows to a portion of the brain was permanently blocked.

     The following activities are expected to be completed prior to initiating Phase 1 clinical trials:

     .  Scale-up manufacturing of drug candidate
     .  Analytical/bioanalytical methods development and validation
     .  Formulation development
     .  Manufacture and release of preclinical and clinical supplies
     .  Additional toxicology studies (through two-week exposure in two species)


Assuming we have adequate financial resources and satisfactory completion of the preclinical studies, Incara intends to initiate Phase 1 clinical trials in 2001.


   Heart Attack

     Acute myocardial infarction, commonly called a heart attack, is the death of heart tissue that results from interruption of blood flow through one or more coronary blood vessels to portions of the heart. Prolonged or permanent interruption of blood flow deprives a portion of the heart of oxygen, eventually leading to death of heart muscle cells. If blood flow is reestablished quickly, either spontaneously or through medical intervention, the damage caused may be reversed or reduced. However, reestablishment of blood flow to heart muscle cells can also cause injury to these or neighboring cells. This injury is called ischemia reperfusion injury.

     Research suggest that free radicals play an important role both in the damage caused by interruption of blood flow and the damage associated with ischemia reperfusion injury. Antioxidants, therefore, might offer benefit in heart attack patients by reducing tissue injury. Preliminary studies in animal model systems suggest that AEOL 10113 could reduce damage caused by heart attacks. Additional studies are underway to confirm these observations.


     According to the American Heart Association, approximately 1.1 million people in the United States have heart attacks each year, of whom 40% die within a year. More than half of these deaths occur after the patient arrives at the hospital. Survivors may experience other serious health problems resulting from the heart attack such as chronic congestive heart failure. Medical intervention that reduces the damage caused by heart attack may save lives and reduce suffering.

  Commercialization


     Because of the large numbers of patients suffering from stroke and heart attack, effectively marketing a pharmaceutical for treatment of these indications requires the resources of a large sales organization. We intend to seek development and marketing partnerships or licensing arrangements for the stroke and heart attack indications of our antioxidant program with pharmaceutical companies with an established marketing presence in the target indications.

Collaborative and Licensing Arrangements


     Incara's strategy is to develop and add value to both in-licensed products and sponsored research programs and, once a product appears viable, to enter into collaborations and licensing agreements with corporate partners for manufacturing and marketing. All of our product development programs rely on licenses of technology from third parties, as described below.

  Opocrin License


     In July 1998, we signed a 15-year agreement with Opocrin to obtain the exclusive rights to OP2000 on a worldwide basis, except for Japan and Korea. We paid $1,000,000 to Opocrin as a license fee upon execution of the agreement. Additional compensation will be payable to Opocrin upon initiation of specified clinical trials, upon filing for specified regulatory approval, upon obtaining specified regulatory approval, and upon achieving specified aggregate annual sales. Incara also is to pay Opocrin royalties on net sales and is responsible for the costs of conducting clinical trials for OP2000. Incara and Opocrin have agreed to diligently pursue the negotiation and execution of a manufacturing supply agreement, whereby Opocrin would manufacture OP2000 for commercial purposes.

  University of North Carolina License


     We have a sponsored research agreement which covers research at the University of North Carolina by scientists in the area of hepatic stem cells and which grants us a first option to obtain an exclusive license to inventions resulting from the research during the term of the research agreement, or during the one-year period following termination of the agreement. The research aspect of the agreement with UNC can be terminated by mutual consent or by 12 months written notice by either party. In August 1999, we obtained an exclusive worldwide license from UNC to make, use and sell products using proprietary information and technology developed under this sponsored research agreement. The UNC license includes rights to five U.S. patent applications filed during 1999 and 2000, including patent applications for isolating and purifying human liver precursor cells. We are pursuing international patent protection, as appropriate. We will make milestone payments to UNC upon the occurrence of development milestones and royalties on net sales. We are also obligated to pay patent filing, prosecution, maintenance and defense costs.

  Albert Einstein College of Medicine


     We have obtained exclusive worldwide rights from Albert Einstein College of Medicine for patents resulting from research conducted on liver stem and precursor cells by Dr. Reid and other scientists, while Dr. Reid was at Einstein. The United States component of this patent portfolio includes four issued patents, and three pending patent applications. We also have two pending patent applications in each of Europe and Japan.


     Incara must pay royalties to Einstein on net product sales during the term of the licenses and must pay minimum royalties beginning in 2004. We also must pay patent prosecution, maintenance and defense costs. The Einstein licenses are terminable in the event of breach, and otherwise expire when the last licensed patent expires.

  Duke Licenses


     We have obtained exclusive worldwide rights from Duke University to products using antioxidant technology and compounds developed by Dr. Irwin Fridovich and other scientists at Duke. These scientists provide research support and advice in the field of free radical and antioxidant research. Further discoveries in the field of antioxidant research from these scientists' laboratories at Duke also are covered by the licenses from Duke.


     Incara must pay royalties to Duke on net product sales during the term of the Duke licenses, and payments upon the occurrence of development milestones. In addition, we are obligated under the Duke license to pay patent prosecution, maintenance and defense costs. The Duke licenses are terminable in the event of breach and otherwise expire when the last licensed patent expires.

  National Jewish License


     In September 1997, Aeolus executed a Sponsored Research Agreement with National Jewish Medical and Research Center. The National Jewish Agreement grants Aeolus an option to negotiate a royalty-bearing exclusive license for technology, patents and inventions resulting from research by individuals at National Jewish within the field of antioxidant compounds and related discoveries. Aeolus has agreed to support National Jewish's costs incurred in performance of the research. In November 2000, we obtained an exclusive worldwide license from National Jewish to develop, make, use and sell products using proprietary information and technology developed under this sponsored research agreement. We will make milestone payments to National Jewish upon the occurrence of development milestones and royalties on net sales. We are also obligated to pay patent filing, prosecution, maintenance and defense costs.

Manufacturing and Marketing


     Our strategy is to contract with third parties for manufacturing capabilities that cannot be established by us in a cost-effective manner. Our most advanced product, OP2000, is being manufactured for clinical trials for us in bulk form by Opocrin, the licensor of that product, on a cost plus basis. Incara and Opocrin have agreed to diligently pursue the negotiation and execution of a manufacturing supply agreement, whereby Opocrin would manufacture OP2000 for commercial purposes.

     We have identified and are in discussions with third parties to conduct the cell processing for hepatic precursor cells being developed by Incara. To begin clinical trials, we must contract with a supplier to isolate the hepatic precursor cells in compliance with cGMP regulations. We have not yet established the terms of any supply arrangement, and we might not be able to enter into any third party arrangements on satisfactory terms. We also must establish and maintain sources of livers or liver tissues from which the precursor cells can be isolated. We have historically relied on several suppliers of liver tissues for research, but entering into the clinical trial stage of development will increase our needs. For clinical trials and ultimately for commercialization, we plan to obtain livers which are not suitable for full liver transplant from the traditional organ transplant donor programs.

     We have identified a potential manufacturer of clinical products for the catalytic antioxidants being developed, but we have not yet negotiated the terms of clinical supply.

     Because some of our potential products are being developed for large therapeutic markets requiring broad sales and marketing capabilities, we expect to partner with larger pharmaceutical companies to obtain the needed reach of a large sales force for these products. This could include OP2000 and products resulting from our antioxidant program and the international marketing of all of our products. We have not identified marketing partners for our ongoing product development programs. We might not be able to enter into any marketing arrangements on satisfactory terms.

     We might choose to establish our own marketing capabilities for product areas where a targeted marketing effort would be appropriate. This could include the liver precursor cell program, which we believe would target the approximately 120 liver transplant centers in the United States. Establishing marketing capabilities could require substantial funds and we might not successfully establish our own marketing capabilities on a cost effective basis or at all.

Competition

  General

     Competition in the pharmaceutical industry is intense and we expect it to increase. Technological developments in our fields of research and development occur at a rapid rate and we expect competition to intensify as advances in these fields are made. We will be required to continue to devote substantial resources and efforts to research and development activities. Our most significant competitors are fully integrated pharmaceutical companies and more established biotechnology companies, which have substantially greater financial, technical, sales and marketing and human resources. These companies might succeed in obtaining regulatory approval for competitive products more rapidly than we can for our own products. In addition, competitors might develop technologies and products that are cheaper, safer or more effective than those being developed by us or that would render our technology obsolete.

     We expect that important competitive factors in our potential product markets will be the relative speed with which we and other companies can develop products, complete the clinical testing and approval processes, and supply commercial quantities of competitive product(s) to the market. With respect to clinical testing, competition may result in a scarcity of clinical investigators and patients available to test our potential products, which could delay development.

     As described below, we are aware of products in research or development by our competitors that address the diseases being targeted by us.

  Inflammatory Bowel Disease

     The two major forms of inflammatory bowel disease, ulcerative colitis and Crohn's disease, are treated by antidiarrheals, steroids and other anti-inflammatory drugs, and immunosuppressants. Crohn's disease also is being treated by off-label use of metronidazole, an antibiotic that acts as an anti-inflammatory through an unknown mechanism. Some of the drugs used to treat these diseases are available in generic form and are being marketed at a price that could be less than the price of OP2000, if it were successfully developed and approved. Low molecular weight heparins are approved for non-IBD indications and marketed by others, who might seek to attempt to develop their low molecular weight heparins for IBD.

     Remicade(R) was approved by the FDA in 1998 for use in treating moderately to severely active Crohn's disease. Remicade is an antibody indicated for the reduction of the signs and symptoms of Crohn's disease in patients who have an inadequate response to conventional therapy. The drug is being marketed in the United States by Centocor, Inc. Its cost and the concern over possible allergic reaction to the protein, however, have limited its use in this indication.

  Hepatic Diseases

     We are aware of competitive efforts in academic, research and commercial institutions using human hepatic cells in treatment of liver disease. Tissue Transformation Technologies, Inc. and Diacrin, Inc. are conducting Phase 1 clinical trials for treatment of cirrhosis using human liver cell transplants. In addition, other companies and academic laboratories are pursuing strategies to investigate the use of pig livers in transplantation as a substitute for human liver and the use of hepatocytes prepared from pig livers as a form of cell therapy. Several other companies have conducted research and development on a bioartificial liver device to treat acute liver failure that could be competitive with our technology under development. In particular, Circe Biomedical, Inc. has conducted clinical trials with a bioartificial liver that uses pig liver cells, and VitaGen Incorporated is conducting a clinical trial with a bioartificial liver that utilizes human liver cells derived from tumors. At least one company is pursuing the growth of mini-organs, including liver. StemCells, Inc., formerly Cytotherapeutics, Inc., other corporations and academic institutions are conducting research in the area of liver and other organ stem and precursor cells. Stem cell research in general is being developed by a number of companies, including Geron Corporation, which has announced that it has isolated embryonic stem cells. Embryonic stem cells in theory could have the capacity to differentiate into all human systems, including the liver.

  Antioxidants

     Several companies have explored the therapeutic potential of antioxidant compounds in numerous indications. Historically, most of these companies have focused on engineered versions of naturally occurring antioxidant enzymes, but with limited success, perhaps because the large size of these molecules makes delivery into the cells difficult. Antioxidant drug research continues at a rapid pace despite previous clinical setbacks. In October 1998, Metaphore Pharmaceuticals Inc. reported results from preclinical studies of a small molecule that performs the same chemical reactions as the antioxidant enzyme superoxide dismutase (SOD). Metaphore reported that this compound substantially reduced tissue damage due to inflammation and reperfusion in animal models. Eukarion, Inc. is also developing similar compounds which are in preclinical development for conditions associated with damage caused by free radicals. AstraZeneca is developing a nitrone compound with free radical trapping properties for stroke. The compound, licensed from Centaur Pharmaceuticals, is currently in Phase 2 development.

Patents and Proprietary Rights

     We generally seek patent protection for potential products and proprietary technology in the United States and other jurisdictions, including products and technology licensed from third parties. The process for preparing and prosecuting patents is lengthy, uncertain and costly. Patents might not issue on any of the pending patent applications owned or licensed by us from third parties. Even if patents issue, the claims allowed might not be sufficiently broad to protect our technology or provide us protection against competitive products or otherwise be commercially valuable. Patents issued to or licensed by us could be challenged, invalidated, infringed, circumvented or held unenforceable. Even if we successfully defend our patents, the costs of defense can be significant.

     We have the exclusive license from Opocrin, in all countries other than Japan and Korea, for an issued patent to develop and commercialize OP2000. We also have a non-exclusive license from Opocrin to practice related patents, to the extent required for our activities related to OP2000. We are aware of a recently issued patent claiming the use of fractions of heparin for the treatment of inflammatory bowel disease. We do not believe the development of OP2000 will require the licensing of this patent. If OP2000 were to be determined to fall within the scope of this patent and if the patent's claims were found to be valid, we would have to license this patent in order to commercialize OP2000. If this were the case we might not be able to license this patent at a reasonable cost which would result in our not being able to market OP2000. Uncertainty regarding the scope or validity of this patent might deter potential partners from collaborating with us for the development and commercialization of OP2000.

     In the liver precursor cell program, we have an exclusive license for four issued United States patents and three pending patent applications from Albert Einstein College of Medicine. Claims included in these issued patents include an isolated hepatocyte precursor capable of differentiating into a hepatocyte and a population of genetically engineered hepatocyte precursor cells. We also have two related pending patent applications in each of Europe and Japan. Our UNC sponsored research agreement allows us to obtain an exclusive worldwide license to make, use and sell products using proprietary information and technology developed under the UNC sponsored research agreement. Rights to five U.S. patent applications filed during 1999 and 2000 are currently included in the UNC license, as well as appropriate related international applications. Pending claims on the UNC patents include human liver precursor cell composition and process for their isolation, expansion and cryopreservation and the use of non-beating-heart donors as a source for precursor cells.

      Our catalytic antioxidant small molecule technology base is described in four issued U.S. patents and five patent applications that are pending. These patents and patent applications belong in whole or in part to Duke or National Jewish and are licensed to us. These patents and patent applications cover soluble manganic porphyrins as antioxidant molecules as well as targeted compounds obtained by coupling such antioxidant compounds to molecules that bind to specific extracellular elements. The pending U.S. applications include composition of matter claims for several series of compounds. Corresponding international patent applications have been filed, one of which has issued.

      In addition to patent protection, we rely upon trade secrets, proprietary know-how and technological advances that we seek to protect in part through confidentiality agreements with our collaborative partners, employees and consultants. Our employees and consultants are required to enter into agreements providing for confidentiality and the assignment of rights to inventions made by them while in our service. We also enter into non-disclosure agreements to protect our confidential information furnished to third parties for research and other purposes. These types of agreements can be difficult to enforce and for some types of breach there is no satisfactory remedy for unauthorized disclosures. It is possible that our trade secrets and proprietary know-how will become known or will be independently discovered by others despite our efforts.

      Our commercial success will also depend in part on our ability to commercialize products without infringing patents or other proprietary rights of others or breaching the licenses granted to us. If we are not able to obtain a license to any third-party technology needed for our business at a reasonable cost, we might have to stop developing the product.

      As with any pharmaceutical company, our patent and other proprietary rights are uncertain. The patent rights related to our products might conflict with current or future proprietary rights of others. For the same reasons the products of others could infringe our patent or proprietary rights. Litigation or patent interference proceedings, either of which could result in substantial cost, might be necessary to enforce any patents or other proprietary rights issued to us or to determine the scope and validity or enforceability of other parties' proprietary rights. The defense and prosecution of patent and intellectual property claims are both costly and time consuming, even if the outcome is favorable to us. Any adverse outcome could make us pay damages to third parties, require disputed rights to be licensed from third parties, or require us to cease selling our products.

Government Regulation

      Our research and development activities and the manufacturing and marketing of our future products are subject to regulation by numerous governmental agencies in the United States and in other countries. The FDA and comparable agencies in other countries impose mandatory procedures and standards for the conduct of clinical trials and the production and marketing of products for diagnostic and human therapeutic use. Before obtaining regulatory approvals for the commercial sale of any of our products under development, we must demonstrate through preclinical studies and clinical trials that the product is safe and efficacious for use in each target indication. The results from preclinical studies and early clinical trials may not be predictive of results that will be obtained in large-scale testing. Our clinical trials may not successfully demonstrate the safety and efficacy of any products or result in marketable products.

      The steps required by the FDA before new drug or cell therapy products may be marketed in the United States include:

      .  preclinical studies;

      . the submission to the FDA of a request for authorization to conduct clinical trials on an investigational new drug or cell therapy, which must become effective before human clinical trials may commence;

      . adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug or cell therapy for its intended use;

      . submission to the FDA of a New Drug Application, or NDA, for a drug, or submission to the FDA of a Biological License Application, or BLA, in the case of a cell therapy; and

      . review and approval of the NDA or BLA by the FDA before the product may be shipped or sold commercially.

      In addition to obtaining FDA approval for each product, each manufacturing and cell processing establishment must be registered with the FDA and undergo an inspection prior to the approval of an NDA or BLA. Each manufacturing facility, and its quality control and manufacturing procedures must also conform and adhere at all times to the FDA's cGMP regulations. In addition to preapproval inspections, the FDA and other government agencies regularly inspect manufacturing facilities for compliance with these requirements. Manufacturers must expend time, money and effort in the area of production and quality control to ensure full technical compliance with these standards.

      Preclinical testing includes laboratory evaluation and characterization of the safety and efficacy of a drug or cell therapy and its formulation. Preclinical testing results are submitted to the FDA as a part of an Investigational New Drug Application, or IND, which must become effective prior to commencement of human clinical trials. Clinical trials are typically conducted in three sequential phases following submission of an IND. Phase 1 represents the initial administration of the drug or cell therapy to a small group of humans, either patients or healthy volunteers, typically to test for safety (adverse effects), dosage tolerance, absorption, distribution, metabolism, excretion and clinical pharmacology, and, if possible, to gain early evidence of effectiveness. Phase 2 involves studies in a small sample of the actual intended patient population to assess the efficacy of the drug or cell therapy for a specific indication, to determine dose tolerance and the optimal dose range and to gather additional information relating to safety and potential adverse effects. Once an investigational drug or cell therapy is found to have some efficacy and an acceptable safety profile in the targeted patient population, Phase 3 studies are initiated to further establish clinical safety and efficacy of the therapy in a broader sample of the general patient population, in order to determine the overall risk-benefit ratio of the drug or cell therapy and to provide an adequate basis for any physician labeling. During all clinical studies, we must take care to adhere to good clinical practice, or GCP, standards. The results of the research and product development, manufacturing, preclinical studies, clinical studies and related information are submitted in an NDA or BLA to the FDA.

      The process of completing clinical testing and obtaining FDA approval for a new drug or cell therapy product is likely to take a number of years and require the expenditure of substantial resources. If an application is submitted, there can be no assurance that the FDA will review and approve the NDA or BLA. Even after initial FDA approval has been obtained, further studies, including post-market studies, may be required to provide additional data on safety and will be required to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested. Also, the FDA will require post-market reporting and may require surveillance programs to monitor the side effects of the drug or cell therapy. Results of post-marketing programs may limit or expand the further marketing of the products. Further, if there are any modifications to the drug or cell therapy, including changes in indication, manufacturing process, labeling or a change in manufacturing facility, an NDA or BLA supplement may be required to be submitted to the FDA.

     The rate of completion of our clinical trials will be dependent upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the trial, the availability of alternative therapies and drugs, the proximity of patients to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment may result in increased costs and delays, which could have a material adverse effect on us.

     Failure to comply with applicable FDA requirements may result in a number of consequences that could materially and adversely affect us. Failure to adhere to approved trial standards and GCPs in conducting clinical trials could cause the FDA to place a clinical hold on one or more studies which would delay research and data collection necessary for product approval. Noncompliance with GCPs could also have a negative impact on FDA's evaluation of an NDA or BLA. Failure to adhere to GMPs and other applicable requirements could result in FDA enforcement action and in civil and criminal sanctions, including but not limited to fines, seizure of product, refusal of the FDA to approve product approval applications, withdrawal of approved applications, and prosecution.


     Whether or not FDA approval has been obtained, approval of a product by regulatory authorities in foreign countries must be obtained prior to the commencement of marketing of the product in such countries. The requirements governing the conduct of clinical trials and product approvals vary widely from country to country, and the time required for approval may be longer or shorter than that required for FDA approval. Although there are some procedures for unified filings for certain European countries, in general, each country at this time has its own procedures and requirements. There can be no assurance that any foreign approvals will be obtained.

     In addition to the regulatory framework for product approvals, we and our collaborative partners must comply with laws and regulations regarding occupational safety, laboratory practices, the use, handling and disposition of radioactive materials, environmental protection and hazardous substance control, and other local, state, federal and foreign regulation. The impact of such regulation upon us cannot be predicted and could be material and adverse.

Employees

     As of October 31, 2000, we had 21 employees. We enhance our research and development activities with sponsored research at Universities, collaborators, consultants and clinical research organizations. None of our employees is represented by a labor union. We consider our employee relations to be good. We are highly dependent on the principal members of our management and scientific staff. The loss of certain key employees could have a material adverse effect on us. In addition, we believe that our future success will depend in large part upon our ability to attract and retain highly skilled scientific and managerial personnel. We face competition for such personnel from other companies, research and academic institutions, government entities and other organizations. We might not be successful in hiring or retaining the personnel we require.

Properties

     Incara currently leases 9,444 square feet of office space in Research Triangle Park, North Carolina, which is leased through April 2001. We believe that these leased facilities or other facilities available in the area will be adequate to meet our current and future needs.

Legal Proceedings

     The Company is not a party to any legal proceedings.

Discontinued Programs

     Our historical cash expenditures prior to December 31, 1999 were significantly higher than our current cash spending rate. This lower level of expenditures has resulted from the discontinuation of the IRL and BEXTRA programs.

  IRL

     On December 29, 1999, we completed the sale of Incara Research Laboratories, or IRL, our anti-infective drug discovery division, to a subsidiary of Advanced Medicine, Inc., a private pharmaceutical company, for a cash payment of $11,000,000 and the right to receive future payments totaling up to an additional $4,000,000 in the event a compound originating from the collaboration with Merck & Co., Inc. reaches preclinical and clinical trial milestones. We currently do not expect to receive additional payments from the purchaser. The transaction involved the sale of assets associated with Incara's anti-infective division, including rights under the collaboration agreement with Merck, and the assumption of related liabilities by the purchaser. Expenses for IRL were $1,339,000 and $8,245,000 for the fiscal years ended September 30, 2000 and 1999, respectively. We do not expect any additional expenses for IRL. As a result of the sale of IRL, we remain contingently liable through May 2007 on debt and lease obligations assumed by the purchaser, including the IRL facility lease in Cranbury, New Jersey. This contingent liability was approximately $8,328,000 in September 2000 and should decline on an approximately straight-line basis to zero in May 2007.

  BEXTRA



  Until July 1999, our most advanced product was BEXTRA (bucindolol HCl), a beta-blocker that was being evaluated in a Phase 3 clinical trial conducted by the National Institutes of Health and the United States Department of Veterans Affairs for use in treating congestive heart failure patients. The study was terminated in July 1999 prior to its scheduled termination date based on an interim analysis by the Data and Safety Monitoring Board that showed that treatment with bucindolol did not demonstrate a statistically significant improvement in survival in the patient population as a whole. Based on this result, we agreed to end our collaboration with BASF Pharma/Knoll AG for

BEXTRA for countries outside the United States and Japan, and we terminated the European trial of BEXTRA. We do not expect to pursue further development of the compound for this or any other indication. The compound was being developed with Interneuron Pharmaceuticals, Inc. through a jointly owned company named CPEC LLC. BEXTRA related expenses were $6,469,000 for fiscal 1999.


                                  MANAGEMENT

Directors And Executive Officers

     Our executive officers and directors and their ages as of October 31, 2000 are as follows;

                            Age       Position
                            ---       --------
Clayton I. Duncan.........   51       Director, President and Chief Executive Officer
David B. Sharrock.........   64       Director
Edgar H. Schollmaier......   66       Director
Stephen M. Prescott, M.D..   52       Director
Richard W. Reichow........   49       Executive Vice President and Chief Financial Officer
David P. Ward, M.D........   54       Executive Vice President, Research and Development
John P. Richert...........   50       Vice President, Market Development
W. Bennett Love...........   45       Vice President, Corporate Planning/Communications

     Clayton I. Duncan has been President, Chief Executive Officer and a director of Incara since January 1995. From 1989 until December 1993, Mr. Duncan was President and Chief Executive Officer of Sphinx Pharmaceuticals Corporation, a biopharmaceutical company which was acquired by Eli Lilly and Company in September 1994. From December 1993 until September 1994, he served as an independent consultant to Sphinx with regard to the sale of Sphinx to Lilly. From 1987 to 1989, Mr. Duncan was a General Partner of Intersouth Partners, a venture capital firm. From 1979 to 1987, he was an executive with Carolina Securities Corporation, a regional investment banking firm, serving as Executive Vice President and a director from 1984 to 1987. Mr. Duncan was founder and Chairman of the Board of CRX Medical, Inc., a medical products company that conducted research and development in wound management, ophthalmic disorders and interventional radiology. Mr. Duncan is also a director of Aeolus Pharmaceuticals, Inc., CPEC LLC, and Renaissance Cell Technologies, Inc., all of which are subsidiaries of Incara. Mr. Duncan received an M.B.A. from the University of North Carolina at Chapel Hill. In addition, Mr. Duncan is a director of The Forest at Duke, a continuing care retirement community and Chairman of the Board of Directors of the Carolina Ballet, a professional ballet company.

     David B. Sharrock has been a director of Incara since October 1995. Mr. Sharrock was associated with Marion Merrell Dow, Inc., a multi-national pharmaceutical company, and its predecessor companies for over 35 years until his retirement in December 1993. Most recently, since December 1989, he served as Executive Vice President, Chief Operating Officer and a director, and in 1988, he was named President and Chief Operating Officer of Merrell Dow Pharmaceuticals Inc. Mr. Sharrock is also a director of Interneuron Pharmaceuticals, Inc. and Broadwing Inc.

     Edgar H. Schollmaier has been a director of Incara since May 1998. Mr. Schollmaier is Chairman of Alcon Laboratories, Inc., a wholly owned subsidiary of Nestle SA. He served as President of Alcon from 1972 to 1997 and was Chief Executive Officer for the last 20 years of that term. He is a graduate of the University of Cincinnati and the Harvard Graduate School of Business Administration. He serves as a director of DENTSPLY International, Inc., a dental products company, and Stevens International Inc., a printing and packaging company. In addition, he is a Regent of Texas Christian University and a director of the University of Cincinnati Foundation, the Cook Children's Hospital, Research to Prevent Blindness and the Foundation of the American Academy of Ophthalmology.

     Stephen M. Prescott, M.D. was elected to the Board in April 2000. Dr. Prescott is the Executive Director of the Huntsman Cancer Institute at the University of Utah in Salt Lake City. Dr. Prescott received his M.D. degree from Baylor College of Medicine in 1973 and then completed training in Internal Medicine at the University of Utah. Dr. Prescott subsequently undertook advanced research training in biochemistry and molecular biology at Washington University School of Medicine. He joined the faculty at the University of Utah in 1982 and currently is a Professor of Internal Medicine at the University of Utah and holds the H.A. & Edna Benning Presidential Endowed Chair in Human Molecular Biology and Genetics. From 1998 until 1999, Dr. Prescott was Director of the Program in Human Molecular Biology & Genetics in the Eccles Institute at the University of Utah.

     Richard W. Reichow has been Executive Vice President since July 1998, Secretary since October 1995, and Senior Vice President, Chief Financial Officer and Treasurer since March 1995. Mr. Reichow was employed by Sphinx as President and Chief Executive Officer from December 1993 to September 1994, as Vice President, Finance & Administration from August 1991 to September 1994, and as Chief Financial Officer and Treasurer from March 1990 to September 1994. Between September 1994 and March 1995, he was an independent financial consultant. Mr. Reichow was Vice President, Chief Financial Officer and Treasurer of CRX Medical from 1987 to 1990. Mr. Reichow is a Certified Public Accountant.

     David P. Ward, M.D. has been Executive Vice President, Research and Development of Incara since July 1998, and was Senior Vice President, Research & Development from March 1995 to July 1998. Dr. Ward was Group Vice President, Medical, Regulatory Affairs and Clinical Operations of Quintiles Transnational Corporation, a contract research organization, from October 1994 to March 1995. Dr. Ward was Vice President of Clinical Development and Regulatory Affairs of Sphinx from January 1992 to September 1994. Prior to that time, Dr. Ward was employed by SmithKline Beecham, a multinational pharmaceutical company, for more than six years, serving as a Vice President in various clinical areas. Dr. Ward received his M.D. degree from Case Western Reserve University Medical School.

     John P. Richert has been employed by Incara since 1995, and has been Vice President, Market Development since December 1996. Mr. Richert served as Director, Market Development with Sphinx from 1991 to 1994. Mr. Richert was employed by Schering-Plough Corporation, a major pharmaceutical manufacturer, from 1981 to 1990 where he held positions of increasing responsibility in marketing. Mr. Richert received an M.B.A. in Pharmaceutical Marketing from Fairleigh-Dickinson University.

     W. Bennett Love has been employed by Incara since 1995, and has been Vice President, Corporate Planning/Communications since June 1997. From 1990 to 1994, Mr. Love was employed as Sphinx as Director, Corporate Planning/ Communications. From 1983 through 1989, he was an investment banker with a regional securities firm. Mr. Love received an M.B.A. from the University of North Carolina at Chapel Hill.

Executive Compensation

         Summary Compensation

         The following table sets forth all compensation earned for services rendered to it in all capacities for the fiscal years ended September 30, 2000, 1999 and 1998, by Incara's Chief Executive Officer and by the four most highly compensated executive officers who earned at least $100,000 in the respective fiscal year (collectively, the "Named Officers").

   Summary Compensation Table

                                                Annual Compensation           Long Term Compensation Awards
                                             -------------------------    --------------------------------------
Name and                          Fiscal                                    Stock Options     Restricted Stock          All Other
Principal Position                 Year        Salary         Bonus           (Shares)          (Shares) (2)       Compensation (1)
------------------               --------    -----------   -----------    -----------------   ------------------   -----------------
Clayton I. Duncan                    2000      $ 322,500      $ 30,000               ---                     ---             $2,823
   President and Chief               1999        300,000        84,000               ---                 188,375              2,934
   Executive Officer                 1998        295,225        78,652           235,877                     ---              2,791

David P. Ward, M.D.                  2000        252,625        30,844               ---                     ---              3,340
   Executive Vice President,         1999        235,000        51,994               ---                 120,000              3,993
   Research & Development            1998        221,250        44,520           140,000                     ---              3,657

Richard W. Reichow                   2000        252,625        31,844               ---                     ---              2,762
   Executive Vice President,         1999        235,000        54,637               ---                 120,000              3,044
   Chief Financial Officer,          1998        212,250        46,825           140,000                     ---              2,811
   Treasurer and Secretary

W. Bennett Love                      2000        131,150        13,344               ---                     ---              1,664
   Vice President, Corporate         1999        122,000        23,028               ---                  44,000              1,608
   Planning/Communications           1998        117,333        17,480            54,000                     ---              1,554

John P. Richert                      2000        131,150         9,531               ---                     ---              1,159
   Vice President,                   1999        122,000        22,341               ---                  49,000              1,200
   Market Development                1998        119,083        18,262            59,000                     ---              1,126

___________________________

(1) Consists of Life and Long-term disability insurance premiums and health club fees reimbursed or paid on behalf of the Named Officers.
(2) As of September 23, 1999, the Named Officer purchased the number of shares of restricted stock indicated at par value ($0.001 per share) and cancelled stock options to purchase an equal number of shares of common stock. The shares of restricted stock vest over three years from the date of grant and vesting could be accelerated pursuant to a change of control or an involuntary termination of employment. As of September 30, 2000 a total of 66,884 shares had vested for Mr. Duncan, 40,494 shares for Dr. Ward, 40,494 shares for Mr. Reichow, 12,696 shares for Mr. Love and 14,570 shares for Mr. Richert. The value of the restricted stock received by the Named Officer, based on the closing price of Incara's stock on September 23, 1999 ($0.625), was as follows: for Mr. Duncan $117,546; for Dr. Ward $74,880; for Mr. Reichow $74,880; for Mr. Love $27,456; and for Mr. Richert $30,625.

       Management Incentive Plan


       The Compensation Committee and the Board of Directors have approved a Management Incentive Plan ("MIP") for the executive officers of Incara. The MIP provides for cash payments to the executive officers upon the achievement of certain corporate and individual objectives. The MIP is intended to be an annual compensation program. For the calendar year ended September 30, 2000, the corporate objectives related to financing and our three research and development programs. For the calendar years ended December 31, 1999 and 1998, the corporate objectives related primarily to the development and commercialization of bucindolol and the identification and advancement of other potential products or programs. The corporate and individual objectives for calendar 2000 have not yet been evaluated.

     Option Grants, Exercises and Holdings and Fiscal Year-End Option Values

     No stock option grants were made to any of the Named Officers during the fiscal year ended September 30, 2000.

     The following table sets forth certain information concerning all stock options exercised during the fiscal year ended September 30, 2000 by the Named Officers, and the number and value of unexercised options held by the Named Officers as of September 30, 2000:

                       Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

                                                                       Number of                           Value of
                                                                 Securities Underlying                    Unexercised
                              Shares                               Unexercised Options                In-the-Money Options
                             Acquired          Value              at September 30, 2000             at September 30, 2000 (2)
                                                            ---------------------------------  ----------------------------------
Name                       on Exercise      Realized (1)     Exercisable     Unexerciseable     Exercisable       Unexerciseable
----------------------    -------------    -------------    -------------   -----------------  --------------    ----------------
Clayton I. Duncan              100,000         $232,750          151,557                   -       $ 420,267     $           -
David P. Ward, M.D.                  -                -          116,500                   -       $ 338,448     $           -
Richard W. Reichow              40,000          $93,100           75,800                   -       $ 215,737     $           -
W. Bennett Love                      -                -           36,000                   -       $  85,500     $           -
John P. Richert                      -                -           36,000                   -       $  97,500     $           -

----------------------

     (1) Market value of underlying securities on the date of exercise, minus the exercise price.
     (2) Value based on the difference between the fair market value of the shares of common stock at September 30, 2000 ($3.375), as quoted on the Nasdaq Stock Market, and the exercise price of the options.

Employment Agreements

     In September 1999, Incara entered into individual severance agreements with Mr. Duncan, Dr. Ward, Mr. Reichow, Mr. Love and Mr. Richert. The severance agreements provide that if the officer's employment with Incara is terminated, without just cause, subsequent to a change in control as defined in the severance agreements, such officer shall receive a severance benefit of two and one-half times his annual base salary and average bonus.

     In December 1997, Incara entered into a three-year employment agreement with Mr. Duncan. The agreement provides for an annual base salary (which was increased to $330,000 in January 2000) and annual bonuses based on the achievement of performance milestones to be mutually agreed upon by Mr. Duncan and the Board or its Compensation Committee. The agreement with Mr. Duncan also provides that during the term of the agreement and, unless Mr. Duncan terminates his employment for cause, for a period of one year thereafter, Mr. Duncan will not compete with Incara, directly or indirectly. In the event Mr. Duncan's employment is terminated by the Board, other than in a change in control and without just cause, Incara shall continue to pay for a period of one year, Mr. Duncan's base salary plus a percentage of his salary equal to the average annual bonus percentage earned for the two years prior to the date of termination.

     In November 1998, Incara entered into three-year employment agreements with each of Dr. Ward and Mr. Reichow. The agreements provide for base salaries and annual bonuses based upon the achievement of performance milestones to be mutually agreed upon by the officer and the Chief Executive Officer, the Board or the Compensation Committee. Each agreement also provides that during its term and, unless the employee terminates his employment for cause, for a period of nine months thereafter, the employee will not compete with Incara, directly or indirectly. In the event that the employment of Dr. Ward or Mr. Reichow is terminated by the Board, other than in a change in control and without just cause, Incara shall continue to pay, for a period of nine months, Dr. Ward or Mr. Reichow, as the case may be, his base salary plus a percentage of his salary equal to the average annual bonus percentage earned for the two years prior to the date of termination.

     In November 1998, Incara entered into three-year employment agreements with Mr. Love and Mr. Richert. The agreements provide for base salary and annual bonus based upon the achievement of performance milestones to be mutually agreed upon by the officer and the Chief Executive Officer, the Board or the Compensation Committee. Each agreement also provides that during its term and, unless the officer terminates his employment for cause, for a period of six months thereafter, the officer will not compete with Incara, directly or indirectly. In the event that the employment of the officer is terminated by the Board, other than in a change in control and without just cause, Incara shall continue to pay the officer his base salary for a period of six months.

Compensation of Directors

     All directors are reimbursed for expenses incurred in connection with each board or committee meeting attended. From October 1, 1999 and through January 17, 2000, each director who was not an employee of Incara received a fee of $2,000 per Board meeting attended in person. In addition, the 1994 Stock Option Plan provided for the grant of nonstatutory options to non-employee directors of Incara pursuant to a non-discretionary, automatic grant mechanism (the "Automatic Grant Program"). Each non-employee director of Incara ("Eligible Director") was granted a stock option to purchase 5,000 shares of Incara common stock on the date each such person first became an Eligible Director. Each Eligible Director thereafter was granted automatically each year upon re-election (except in the year his or her initial director stock option was granted) an option to purchase 3,000 shares of Incara common stock as long as such director was a member of the Board. The exercise price of options granted under the Automatic Grant Program was the fair market value of Incara's common stock on the date of grant. Such options became exercisable ratably over 36 months commencing one month from the date of grant and expire the earlier of 10 years after the date of grant or 90 days after termination of the director's service on the Board.

     After a review of director compensation programs of other companies in its industry, on January 18, 2000, the Compensation Committee and the Board adopted a new compensation program for Eligible Directors. Each Eligible Director will receive an annual retainer of $13,000 and will receive a fee of $500 for each Board meeting attended in person. The annual retainer will be due on the date that the Eligible Director is elected or re-elected to the Board of Directors. Directors may elect to receive all or a portion of their annual retainer as an option to purchase common stock. Any remainder will be paid in cash. Any option elected will enable the director to purchase a number of shares equal to three times the number of shares that could have been purchased with the portion of the annual retainer elected to be received as option. The exercise price per share for the option will be the fair market value of the common stock on the date of the grant. The date of grant will be the date the annual retainer is granted to the director. These options will be fully vested upon grant and will be exercisable for ten years from the date of the grant. This director compensation program was adopted on January 18, 2000, subject to the transition policy that the date of the annual retainer and the grant date was January 18, 2000 for each Eligible Director who was a director on the date the program was adopted and the director did not receive any additional retainer at the following Annual Meeting. In addition, the Automatic Grant Program was revised to increase the initial stock option grant for new Eligible Directors from 5,000 shares to 10,000 shares and the annual automatic stock option grant was increased from 3,000 shares to 6,000 shares. The options will become exercisable ratably over 36 months commencing one month from the date of grant and will expire 10 years after the date of grant.

Compensation Committee Interlocks and Insider Participation

     During fiscal 2000, the Compensation Committee consisted of Joseph J. Ruvane, Jr., Mr. Sharrock, Mr. Schollmaier and Dr. Prescott. Mr. Ruvane, Mr. Sharrock, Mr. Schollmaier and Dr. Prescott were not at any time during fiscal 2000 or at any other time an officer or employee of Incara. No executive officer of Incara serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of the Board of Directors of Incara or the Compensation Committee. Mr. Ruvane died in June 2000.


                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On July 26, 2000, Incara purchased from each of Lola M. Reid and James D. Crapo, both of whom are consultants to Incara, 18,000 shares of our common stock at a per share price of $2.25, the closing price as listed on Nasdaq on July 26, 2000. Incara repurchased these shares in order to comply with Nasdaq Rule 4460, which limits the amount of our common stock we can issue under certain circumstances without stockholder approval. The shares repurchased were issued to Drs. Reid and Crapo in the acquisitions of Renaissance Cell Technologies and Aeolus Pharmaceuticals on March 31, 2000.

     On March 31, 2000, Incara purchased all of the minority interests of Renaissance Cell Technologies, Inc. and Aeolus Pharmaceuticals, Inc. Prior to the acquisition, Incara owned 78.0% of Renaissance and 65.8% of Aeolus. Incara issued 1,220,041 shares of its common stock in exchange for the subsidiaries' minority ownership. The acquisition has been accounted for using the purchase method of accounting. The total purchase price of $6,664,000 consisted of 1,220,041 shares of Incara's common stock with a fair market value of $5.46 per share, based on the price of the Company's common stock at the date of acquisition. The total purchase price was allocated to purchased in-process research and development and immediately charged to operations because the in-process research purchased was in preclinical stages and feasibility had not been established at the date of the acquisition and was deemed to have no alternative future use. Additionally, Renaissance and Aeolus had no workforce or other tangible fixed assets.

     In January 2000, the Company's Board of Directors authorized the repurchase of up to $2,000,000 of Incara's common stock during the following two months through purchases on the stock market. During that period, the Company repurchased 104,100 shares of common stock at a cost of $331,000.

     On July 15, 1999, Incara restructured its corporate relationship with Interneuron Pharmaceuticals, Inc. to reduce Interneuron's majority ownership of Incara in exchange for an increased ownership by Interneuron of CPEC, Inc. (the "Restructuring"). Prior to the Restructuring, CPEC, Inc. was owned 80.1% by Incara and 19.9% by Interneuron. As a preliminary step in the Restructuring, Incara acquired Interneuron's 19.9% interest in CPEC, Inc., which was then merged into CPEC LLC, a Delaware limited liability company. Incara redeemed 4,229,381 of the 4,511,084 shares of Incara common stock owned by Interneuron, in exchange for a 65.0% ownership of CPEC LLC and cancellation of certain liabilities owed to Interneuron by Incara and CPEC, Inc. which totalled $2,421,000.

     In May 1998, Incara acquired all of the outstanding stock of Transcell Technologies, Inc. in a merger of Transcell with and into Incara and also acquired certain related technology rights held by Interneuron in exchange for Incara common stock with an aggregate market value of $14,200,000. In addition, Incara issued replacement stock options and warrants to purchase 241,705 shares and 17,783 shares, respectively, of Incara common stock to Transcell employees consultants and warrant holders, with a total estimated value of $1,507,000. Prior to the Transcell merger, Transcell and Incara were both majority-owned subsidiaries of Interneuron. Under the terms of the Agreement and Plan of Merger between Incara, Transcell and Interneuron dated March 2, 1998, Transcell stockholders received Incara common stock in three installments. The first installment of 320,151 shares was issued upon closing the transaction on May 8, 1998 (the "Closing"). In exchange for certain license and technology rights held by Interneuron, and for Interneuron's continuing guarantee of certain of Transcell's lease obligations, Incara issued to Interneuron 174,672 shares of Incara common stock at Closing with a value of $3,000,000 and agreed to pay Interneuron a royalty on net sales of certain products that might result from a Research Collaboration and Licensing Agreement originally entered into among Transcell, Interneuron and Merck & Co., Inc. In lieu of the second installment payment due to Interneuron, Interneuron retained 281,703 shares of Incara common stock as part of the Restructuring. On August 9, 1999, Incara issued 867,583 shares of Incara common stock, valued at approximately $1.38 per share, to the other former Transcell stockholders as payment for their second installment in the principal amount of $1,202,000. On February 8, 2000, Incara issued 856,861 shares of Incara common stock, valued at approximately $3.36 per share, to Interneuron and the other former Transcell stockholders as payment for the third and final installment in the principal amount of $2,881,000.

     Incara has adopted a policy that all transactions between Incara and its executive officers, directors and other affiliates must be approved by a majority of the members of the Board of Directors of Incara and by a majority of the disinterested members of the Board, and must be on terms no less favorable to Incara than could be obtained from unaffiliated third parties. In addition, the policy requires that any loans by Incara to its executive officers, directors or other affiliates be for bona fide business purposes only.


                            PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the ownership of shares of Incara's common stock as of October 31, 2000 by

       . each person known by Incara to beneficially own more that 5% of the outstanding shares of common stock,

       .  each director of Incara,

       .  each executive officer of Incara, and

       .  all directors and executive officers of Incara as a group.

     Except as indicated in footnotes to this table, the persons named in this table have sole voting and investment power with respect to all shares of common stock indicated below.

     As of October 31, 2000 Incara had 7,365,849 shares of common stock outstanding. Share ownership in each case includes shares issuable upon exercise of options that may be exercised within 60 days after October 31, 2000 for purposes of computing the percentage of common stock owned by such person but not for purposes of computing percentage owned by any other person.

                                                                                  Beneficially      Percentage
                                                                                     Owned             Owned
                                                                                 --------------   ---------------
     Clayton I. Duncan (1)...................................................           674,360               9.0%
        3200 East Highway 54, Cape Fear Building , Suite 300
        Research Triangle Park, North Carolina 27709
     David B. Sharrock (2)...................................................            46,701                 *
     Edgar H. Schollmaier (3)................................................            34,256                 *
     Stephen M. Prescott, M.D. (3)...........................................            15,878                 *
     David P. Ward, M.D. (4).................................................           247,070               3.3%
     Richard W. Reichow (5)..................................................           300,703               4.0%
     W. Bennett Love (6).....................................................           115,368               1.6%
     John P. Richert (7).....................................................           115,205               1.6%
     Lola M. Reid (8)........................................................           555,890               7.4%
        3621 Sweeten Creek Road
        Chapel Hill, North Carolina  27514
     James D. Crapo (9)......................................................           495,951               6.6%
        4650 South Forest St.
        Englewood, Colorado  80110
     Interneuron Pharmaceuticals, Inc........................................           482,011               6.5%
        One Ledgemont Center
        99 Hayden Avenue
        Lexington, Massachusetts  02421
     All directors and executive officers as a group (8 persons) (10)........         1,549,541              19.6%


(1) Includes 362,470 shares owned (of which, 107,992 shares are unvested shares of restricted stock) by Mr.Duncan, 152,000 shares owned by Mr. Duncan's children, and 159,890 shares issuable upon exercise of options held by Mr. Duncan. Mr. Duncan disclaims beneficial ownership of the shares held by his children. Mr.Duncan is Chairman of the Board of Directors, President and Chief Executive Officer of Incara.

(2) Includes 1,000 shares owned and 45,701 shares issuable upon exercise of options held by Mr. Sharrock, a director of Incara.

(3) Consists of shares issuable upon exercise of options held by the named individual, a director of Incara.

(4) Includes 125,014 shares owned (of which, 70,672 shares are unvested shares of restricted stock) and 122,056 shares issuable upon exercise of options held by Dr. Ward, an executive officer of Incara.

(5) Includes 219,347 shares owned (of which, 70,672 shares are unvested shares of restricted stock) and 81,356 shares issuable upon exercise of options held by Mr. Reichow, an executive officer of Incara.

(6) Includes 77,702 shares owned (of which 27,826 shares are unvested shares of restricted stock) and 37,666 shares issuable upon exercise of options held by Mr. Love, an executive officer of Incara.

(7) Includes 77,539 shares owned (of which, 30,604 shares are unvested shares of restricted stock) and 37,666 shares issuable upon exercise of options held by Mr. Richert, an executive officer of Incara.

(8) Includes 314,286 shares owned by Dr. Reid and 131,604 shares owned by Dr. Mark Furth, Dr. Reid's husband and 110,000 shares issuable upon exercise of options held by Dr. Reid. Dr. Reid disclaims beneficial ownership of the shares held by her husband.

(9) Includes 339,951 shares owned by Dr. Crapo and 156,000 shares issuable upon exercise of options held by Dr. Crapo.


(10) See footnotes (1)-(7).

                         DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of Incara consists of 40,000,000 shares of common stock, par value $.001 per share, and 3,000,000 shares of preferred stock, par value $.01 per share.

  Common Stock


     As of October 31, 2000, there were 7,365,849 shares of common stock outstanding, 1,941,160 shares of common stock issuable upon the exercise of outstanding stock options and 66,816 shares of common stock issuable upon the exercise of warrants.

     Holders of shares of the common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and are not entitled to cumulate votes for the election of directors. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of Incara, the holders of shares of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distributions rights applicable to any outstanding shares of preferred stock. Shares of common stock have no preemptive, conversion or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock.

  Preferred Stock


     The Company has the authority to issue up to 3,000,000 shares of preferred stock. The Board of Directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions, including the dividend, conversion, voting, redemption (including sinking fund provisions), and other rights, liquidation preferences, and the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders of Incara. Because the terms of the preferred stock may be fixed by the Board of Directors of Incara without stockholder action, the preferred stock could be issued quickly with terms calculated to defeat a proposed take-over of Incara or to make the removal of management of Incara more difficult. Under certain circumstances this could have the effect of decreasing the market price of the common stock. Management of Incara is not aware of any threatened transaction to obtain control of Incara. As of October 31, 2000, there were no shares of preferred stock outstanding.

     Warrants

     As of October 31, 2000, warrants to purchase 66,816 shares were outstanding, 49,033 of which are exercisable at an exercise price of $8.25 per share and expire on February 2001, and 17,783 of which are exercisable at an exercise price of $13.49 per share and expire on May 2003. Each warrant contains provisions for the adjustment of the exercise price under certain circumstances, including sales of stock at less than the exercise price, stock dividends, stock splits, reorganizations, reclassifications or mergers.

  Section 203 of the Delaware Corporation Law


     Section 203 of the General Corporation Law of the State of Delaware (the "DGCL") prevents an "interested stockholder" (defined in Section 203 of the DGCL, generally, as a person owning 15% or more of a corporation's outstanding voting stock), from engaging in a "business combination" (as defined in Section 203 of the DGCL) with a publicly-held Delaware corporation for three years following the date such person became an interested stockholder, unless:

 . before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

 . upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plant will be tendered in a tender or exchange offer); or

 . following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

     The statute could prohibit or delay a merger, takeover or other change in control of Incara and therefore could discourage attempts to acquire Incara.



  Limitation of Liability

     Section 145 ("Section 145") of the DGCL provides a detailed statutory framework covering indemnification of officers and directors against liabilities and expenses arising out of legal proceedings brought against them by reason of their being or having been directors or officers. Section 145 generally provides that a director or officer of a corporation:

 . shall be indemnified by the corporation for all expenses of such legal proceedings when he is successful on the merits;

 . may be indemnified by the corporation for the expenses, judgments, fines and amounts paid in settlement of such proceedings (other than a derivative suit), even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; and

 .  may be indemnified by the corporation for the expenses of a derivative suit
   (a suit by a stockholder alleging a breach by a director or officer of a duty owed to the corporation), even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation.

   The indemnification discussed in clauses two and three above may be made only upon a determination that indemnification is proper because the applicable standard of conduct has been met. Such a determination may be made by a majority of a quorum of disinterested directors, independent legal counsel, the stockholders or a court of competent jurisdiction. The indemnification discussed in clause three above may be made, however, if the director or officer is adjudged liable for negligence or misconduct in the performance of his duties to the corporation, unless a corporation determines that despite such adjudication, but in view of all the circumstances, he is entitled to indemnification.

     Article Seventh of Incara's Certificate of Incorporation provides in substance that, to the fullest extent permitted by the DGCL as it now exists or as amended, each director and officer shall be indemnified against reasonable costs and expenses, including attorney's fees, and any liabilities which he may incur in connection with any action to which he may be made a party by reason of his being or having been a director or officer of Incara. The indemnification provided by Incara's Certificate of Incorporation is not deemed exclusive of or intended in any way to limit any other rights to which any person seeking indemnification may be entitled.

     Section 102(b)(7) of the DGCL permits a corporation to provide in its Certificate of Incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

 .  for any breach of the director's duty of loyalty to the corporation or its stockholders,
 .  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, . under Section 174 of the DGCL, or . for any transaction from which the director derived an improper personal benefit.

     Article Ninth of Incara's Certificate of Incorporation provides for the elimination of personal liability of a director for breach of fiduciary duty, as permitted by Section 102(b)(7) of the DGCL.

     We maintain liability insurance on our officers and directors against liabilities that they may incur in such capacities.

  Transfer Agent and Registrar

     The Transfer Agent and Registrar for the common stock is American Stock Transfer and Trust Company.

                              SELLING STOCKHOLDER


     The shares being offered by Torneaux consist of shares of common stock that it may purchase from us pursuant to the common stock purchase agreement, including upon exercise of warrants issued pursuant to the purchase agreement. For additional information about the purchase agreement, see "Financing Arrangement with Torneaux Fund Ltd." The address of Torneaux is c/o Mees Pierson Fund Services (Bahamas) Ltd., Montague Sterling Centre, East Bay Street, P.O. Box SS-6238 Nassau, Bahamas.

     The following table sets forth information about the beneficial ownership of our common stock by Torneaux as of October 31, 2000.

                                      Shares Of Common Stock                            Number Of Shares Of Common
                                     Beneficially Owned Prior                            Stock Beneficially Owned
                                         To The Offering         Number Of Shares         Following The Offering
                                   ---------------------------   Of Common Stock       -----------------------------
Name of Selling Stockholder            Number        Percent       Being Offered              Number        Percent
--------------------------------------------------------------------------------------------------------------------
Torneaux Fund Ltd.                       0              0       Up to 2,940,332(1)             0(2)           0

(1) Includes 383,522 shares of common stock issuable pursuant to warrants issuable to Torneaux at a per share price equal to 115% of the applicable purchase price of the common shares on any given settlement date.
(2) Assumes the resale of 2,556,810 shares of common stock which we have the right to cause Torneaux to purchase pursuant to the common stock purchase agreement and the resale of up to 383,522 shares of common stock that Torneaux may acquire upon exercise of warrants which may be issued to Torneaux pursuant to the agreement. The shares offered hereby are to be acquired by Torneaux pursuant to the purchase agreement or upon the exercise of warrants.



                              PLAN OF DISTRIBUTION

   To the extent required under the Securities Act, a supplemental prospectus will be filed, disclosing:

   .  the name of any broker-dealers;
   .  the number of shares of common stock involved;
   .  the price at which the common stock is to be sold;
   . the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;
   . that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and
   .  other facts material to the transaction.

   We and Torneaux, as the selling stockholder, will be subject to applicable provisions of the Exchange Act and the rules and regulations under it, including, without limitation, Rule 10b-5 and, insofar as the selling stockholder is a distribution participant and we, under certain circumstances, may be a distribution participant, Regulation M. All of the foregoing may affect the marketability of the common stock.

TORNEAUX FUND LTD.

   We have been advised by Torneaux that it may sell the common stock from time to time in transactions on the Nasdaq National Market (or any exchange where the common stock is then listed), in negotiated transactions, or otherwise, or by a combination of these methods, at fixed prices which may be changed, at market prices at the time of sale, at prices related to market prices or at negotiated prices. Torneaux may effect these transactions by selling the common stock to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from Torneaux or the purchasers of the common stock for whom the broker-dealer may act as an agent or to whom it may sell the common stock as a principal, or both. The compensation to a particular broker-dealer may be in excess of customary commissions. Neither we nor Torneaux can presently estimate the amount of such compensation.


   Torneaux is an underwriter within the meaning of the Securities Act in connection with the sale of the common stock offered hereby. Assuming that we are in compliance with the conditions of the common stock purchase agreement, Torneaux must accept puts of shares from us, subject to maximum aggregate dollar amounts, during the term of the purchase agreement. Broker-dealers who act in connection with the sale of the common stock may also be deemed to be underwriters. Profits on any resale of the common stock as a principal by such broker-dealers and any commissions received by such broker-dealers may be deemed to be underwriting discounts and commissions under the Securities Act. Any broker-dealer participating in such transactions as agent may receive commissions from Torneaux (and, if they act as agent for the purchaser of our common stock, from such purchaser). Broker-dealers may agree with Torneaux to sell a specified number of shares of our common stock at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for Torneaux, to purchase as principal any unsold common stock at the price required to fulfill the broker-dealer commitment to Torneaux. Broker-dealers who acquire common stock as principal may thereafter resell the common stock from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such common stock commissions computed as described above.


   The common stock offered hereby is being registered pursuant to our contractual obligations with Torneaux, and we have agreed to pay the costs of registering the shares hereunder. We have also agreed to reimburse Torneaux's costs and expenses incurred in connection with the common stock purchase agreement, including fees, expenses and disbursements of counsel for Torneaux for the preparation of the purchase agreement up to a maximum of $35,000, and all reasonable fees incurred in connection with any amendment, modification or waiver, to or enforcement of the agreement. We will pay all of the expenses incident to the registration, offering and sale of the common stock to the public other than commissions or discounts of underwriters, broker-dealers or agents.


   The price at which the common shares will be issued by us to Torneaux will be between 88% and 92% of the daily volume weighted average price over a 20-day trading period on the Nasdaq National Market, and the price at which we issue the common stock to Torneaux may fluctuate. See "Financing Arrangement with Torneaux Fund Ltd."

   In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers.


   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

   With certain exceptions, Regulation M precludes Torneaux, as the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in such distribution from bidding for or purchasing or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connecting with the distribution of that security. All of the foregoing may affect the marketability of the common stock offered hereby.


   This offering will terminate on the earlier of:

   . the date on which the shares of common stock are eligible for resale without restrictions pursuant to Rule 144 under the Securities Act; or
   . the date on which all shares of common stock offered by this prospectus have been sold by Torneaux.


                                 LEGAL MATTERS

   The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Wyrick Robbins Yates & Ponton LLP, Raleigh, North Carolina.


                                    EXPERTS


     The financial statements as of September 30, 2000 and 1999 and for each of the three years in the period ended September 30, 2000 included in this prospectus have been so included in reliance on the report of

PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Commission a registration statement on Form S-1, including exhibits, schedules and amendments, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information included in the registration statement. For further information about us and the shares of our common stock to be sold in this offering, please refer to this registration statement.

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy our registration statement or any other document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You should call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at "http:/www.sec.gov."

     You may request a copy of our filings, at no cost, by writing or telephoning us at the following address:

                       Incara Pharmaceuticals Corporation
                               Investor Relations
                             Post Office Box 14287
              3200 East Highway 54, Cape Fear Building, Suite 300
                  Research Triangle Park, North Carolina 27709
                                 (919) 558-8688

   You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants..................................................................................   F-2
Consolidated Balance Sheets - As of September 30, 2000 and 1999....................................................   F-3
Consolidated Statements of Operations - For the fiscal years ended September 30, 2000, 1999 and 1998...............   F-4
Consolidated Statements of Stockholders' Equity - For the fiscal years ended September 30, 2000, 1999 and 1998.....   F-5
Consolidated Statements of Cash Flows - For the fiscal years ended September 30, 2000, 1999 and 1998...............   F-6
Notes to Consolidated Financial Statements.........................................................................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
INCARA PHARMACEUTICALS CORPORATION

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Incara Pharmaceuticals Corporation and its subsidiaries (the "Company") at September 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Raleigh, North Carolina
November 15, 2000

                      INCARA PHARMACEUTICALS CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                 (Dollars in thousands, except per share data)

                                                                                        September 30,
                                                                              --------------------------------
                                                                                  2000                1999
                                                                              ------------        ------------
ASSETS
Current assets:
   Cash and cash equivalents.........................................           $  1,877            $  2,407
   Marketable securities.............................................              4,678               2,553
   Accounts receivable...............................................                197                 282
   Prepaids and other current assets.................................                403                 237
                                                                                --------            --------
       Total current assets..........................................              7,155               5,479

Property and equipment, net..........................................                193               2,483
Other assets.........................................................                  -                  82
                                                                                --------            --------
                                                                                $  7,348            $  8,044
                                                                                ========            ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable..................................................           $    637            $    654
   Accrued expenses..................................................              1,807               1,933
   Current portion of capital lease obligations......................                 22                 488
   Current portion of notes payable..................................                 27                 197
                                                                                --------            --------
       Total current liabilities.....................................              2,493               3,272

Long-term portion of capital lease obligations.......................                 43                 399
Long-term portion of notes payable...................................                  -                 582

Stockholders' equity:
   Common stock, $.001 par value per share, 40,000,000 shares authorized, 7,365,849 and 5,226,969 shares issued and
     outstanding at September 30, 2000 and 1999, respectively........                  7                   5
   Additional paid-in capital........................................             88,951              81,772
   Restricted stock..................................................               (239)               (744)
   Accumulated deficit...............................................            (83,907)            (77,242)
                                                                                --------            --------
       Total stockholders' equity....................................              4,812               3,791
                                                                                --------            --------
                                                                                $  7,348            $  8,044
                                                                                ========            ========


  The accompanying notes are an integral part of the consolidated financial statements.

                      INCARA PHARMACEUTICALS CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)

                                                                            Fiscal Year Ended September 30,
                                                                  --------------------------------------------------
                                                                      2000               1999               1998
                                                                  ------------       ------------       ------------
Revenue:
  Contract and license fee revenue..........................        $    100           $  2,088           $  6,121
                                                                    --------           --------           --------

Costs and expenses:
  Research and development..................................           7,645             18,996             16,799
  Purchase of in-process research and development...........           6,664                  -              5,343
  General and administrative................................           2,613              3,045              3,509
                                                                    --------           --------           --------
    Total costs and expenses................................          16,922             22,041             25,651
                                                                    --------           --------           --------
Loss from operations........................................         (16,822)           (19,953)           (19,530)

Gain on sale of division....................................           9,751                  -                  -
Investment income, net......................................             406                355                384
                                                                    --------           --------           --------

Net loss....................................................        $ (6,665)          $(19,598)          $(19,146)
                                                                    ========           ========           ========

Net loss per common share:
  Basic.....................................................        $  (1.06)          $  (2.98)          $  (2.69)
                                                                    ========           ========           ========
  Diluted...................................................        $  (1.06)          $  (2.98)          $  (2.69)
                                                                    ========           ========           ========

Weighted average common shares outstanding..................           6,312              6,583              7,113
                                                                    ========           ========           ========


  The accompanying notes are an integral part of the consolidated financial statements.

                      INCARA PHARMACEUTICALS CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                            (Dollars in thousands)

                                                                          Common
                                                                          Stock
                                                                   --------------------   Additional
                                                                     Number       Par       Paid-in    Restricted      Deferred
                                                                    of Shares    Value      Capital       Stock      Compensation
                                                                   -----------  -------  -----------  ------------  --------------
Balance at September 30, 1997..................................     6,956,545     $ 7      $52,243        $   -        $  (296)
  Exercise of common stock options.............................        15,576       -           59            -              -
  Grants of common stock options at below fair value...........             -       -        1,450            -         (1,450)
  Stock-based compensation.....................................             -       -          464            -              -
  Amortization of deferred compensation........................             -       -            -            -            660
  Proceeds from offerings of Employee Stock Purchase Plan......        13,592       -          142            -              -
  Contribution to Transcell capital by Interneuron.............             -       -       18,698            -              -
  Common stock issued to unrelated parties in conjunction with
    Transcell Merger...........................................       303,440       -        5,343            -              -
  Net loss for the fiscal year ended September 30, 1998........             -       -            -            -              -
                                                                   ----------     ---      -------        -----        -------
Balance at September 30, 1998..................................     7,289,153       7       78,399            -         (1,086)
  Exercise of common stock options.............................        21,851       -           53            -              -
  Amortization of deferred compensation........................             -       -            -            -            827
  Proceeds from offerings of Employee Stock Purchase Plan......        67,851       -          134            -              -
  Contribution of payables to capital by Interneuron...........             -       -        2,421            -              -
  Cancellation of common stock returned by Interneuron.........    (4,229,381)     (4)           4            -              -
  Common stock issued to unrelated parties in conjunction with
    Transcell Merger...........................................       867,583       1           (1)           -              -
  Write-off of deferred compensation related to common
    stock options cancelled....................................             -       -         (259)           -            259
  Restricted common stock sold to employees and consultants....     1,209,912       1          755         (755)             -
  Stock-based compensation and amortization of Restricted Stock             -       -          266           11              -
  Net loss for the fiscal year ended September 30, 1999........             -       -            -            -              -
                                                                   ----------     ---      -------        -----        -------
Balance at September 30, 1999..................................     5,226,969       5       81,772         (744)             -
  Exercise of common stock options.............................       140,000       -           50            -              -
  Proceeds from offerings of Employee Stock Purchase Plan......       208,744       -          122            -              -
  Common stock issued in conjunction with Transcell Merger.....       856,861       1           (1)           -              -
  Common stock issued in conjunction with Aeolus and
    Renaissance mergers........................................     1,220,041       1        6,663            -              -
  Stock-based compensation and amortization of Restricted Stock             -       -          838          424              -
  Restricted Stock forfeited...................................      (146,666)      -          (81)          81              -
  Common stock repurchased.....................................      (140,100)      -         (412)           -              -
  Net loss for the fiscal year ended September 30, 2000........             -       -            -            -              -
                                                                   ----------     ---      -------        -----        -------
Balance at September 30, 2000..................................     7,365,849     $ 7      $88,951        $(239)       $     -
                                                                   ==========     ===      =======        =====        =======


                                                                                          Total
                                                                     Accumulated      Stockholders'
                                                                       Deficit           Equity
                                                                    ------------     --------------
Balance at September 30, 1997..................................       $(38,498)         $ 13,456
  Exercise of common stock options.............................              -                59
  Grants of common stock options at below fair value...........              -                 -
  Stock-based compensation.....................................              -               464
  Amortization of deferred compensation........................              -               660
  Proceeds from offerings of Employee Stock Purchase Plan......              -               142
  Contribution to Transcell capital by Interneuron.............              -            18,698
  Common stock issued to unrelated parties in conjunction with
    Transcell Merger...........................................              -             5,343
  Net loss for the fiscal year ended September 30, 1998........        (19,146)          (19,146)
                                                                      --------          --------
Balance at September 30, 1998..................................        (57,644)           19,676
  Exercise of common stock options.............................              -                53
  Amortization of deferred compensation........................              -               827
  Proceeds from offerings of Employee Stock Purchase Plan......              -               134
  Contribution of payables to capital by Interneuron...........              -             2,421
  Cancellation of common stock returned by Interneuron.........              -                 -
  Common stock issued to unrelated parties in conjunction with
    Transcell Merger...........................................              -                 -
  Write-off of deferred compensation related to common
    stock options cancelled....................................              -                 -
  Restricted common stock sold to employees and consultants....              -                 1
  Stock-based compensation and amortization of Restricted Stock              -               277
  Net loss for the fiscal year ended September 30, 1999........        (19,598)          (19,598)
                                                                      --------          --------
Balance at September 30, 1999..................................        (77,242)            3,791
  Exercise of common stock options.............................              -                50
  Proceeds from offerings of Employee Stock Purchase Plan......              -               122
  Common stock issued in conjunction with Transcell Merger.....              -                 -
  Common stock issued in conjunction with Aeolus and
    Renaissance mergers........................................              -             6,664
  Stock-based compensation and amortization of Restricted Stock              -             1,262
  Restricted Stock forfeited...................................              -                 -
  Common stock repurchased.....................................              -              (412)
  Net loss for the fiscal year ended September 30, 2000........         (6,665)           (6,665)
                                                                      --------          --------
Balance at September 30, 2000..................................       $(83,907)         $  4,812
                                                                      ========          ========

  The accompanying notes are an integral part of the consolidated financial statements.

                      INCARA PHARMACEUTICALS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In thousands)

                                                                                                Fiscal Year Ended September 30,
                                                                                          ----------------------------------------
                                                                                             2000           1999          1998
                                                                                          -----------   -----------    -----------
Cash flows from operating activities:
    Net loss.........................................................................      $   (6,665)   $  (19,598)    $  (19,146)
    Adjustments to reconcile net loss to net cash used in operating activities.......
         Depreciation and amortization...............................................             260           771          1,837
         Noncash compensation........................................................           1,262         1,105          1,125
         Write-off of in-process research and development............................           6,664             -          5,343
         Gain on sale of division....................................................          (9,751)            -              -
         Loss on disposal of property and equipment..................................              36             -              -
         Interest expense on notes to Interneuron....................................               -             -            918
         Change in assets and liabilities:
            Accounts receivable......................................................              85           814             31
            Prepaids and other assets................................................            (170)         (117)           120
            Accounts payable and accrued expenses....................................            (653)       (1,356)       (10,054)
            Deferred revenue.........................................................               -             -           (500)
                                                                                          -----------   -----------    -----------
                   Net cash used in operating activities.............................          (8,932)      (18,381)       (20,326)
                                                                                          -----------   -----------    -----------
Cash flows from investing activities:
    Proceeds from sale of division...................................................          11,000             -              -
    Proceeds from sales and maturities of marketable securities......................           6,468        11,406         20,400
    Purchases of marketable securities...............................................          (8,593)       (1,044)       (13,920)
    Purchases of property and equipment..............................................            (114)         (278)        (1,110)
                                                                                          -----------   -----------    -----------
                   Net cash provided by investing activities.........................           8,761        10,084          5,370
                                                                                          -----------   -----------    -----------
Cash flows from financing activities:
    Net proceeds from issuance of stock and warrants.................................             172           187            201
    Proceeds from capital leases.....................................................              38             -              -
    Repurchase of common stock.......................................................            (412)            -              -
    Proceeds from notes payable......................................................               2             2            460
    Principal payments on notes payable..............................................             (58)         (194)          (117)
    Principal payments on capital lease obligations..................................            (101)         (494)          (345)
    Advances from Interneuron, net...................................................               -           556          7,219
                                                                                          -----------   -----------    -----------
                   Net cash provided by (used by) financing activities...............            (359)           57          7,418
                                                                                          -----------   -----------    -----------
                   Net decrease in cash and cash equivalents.........................            (530)       (8,240)        (7,538)
Cash and cash equivalents at beginning of period.....................................           2,407        10,647         18,185
                                                                                          -----------   -----------    -----------
Cash and cash equivalents at end of period...........................................      $    1,877    $    2,407     $   10,647
                                                                                          ===========   ===========    ===========

Supplemental disclosure of investing and financing activities:
    Cash payments of interest........................................................      $       37    $      251     $      222
                                                                                          ===========   ===========    ===========
    Contribution of payables to capital by Interneuron...............................      $        -    $    2,421     $        -
                                                                                          ===========   ===========    ===========
    Property and equipment acquired through financing arrangements...................      $       38    $        -     $      110
                                                                                          ===========   ===========    ===========

         The accompanying notes are in an integral part of the consolidated financial statements.

                      INCARA PHARMACEUTICALS CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A. NATURE OF THE BUSINESS

The Company conducts discovery and development programs in three areas: (1) inflammatory bowel disease, using an ultra-low molecular weight heparin; (2) liver disorders, using a novel form of hepatic progenitor cell therapy; and (3) novel small molecule catalytic antioxidants for disorders such as stroke and heart attack.

The "Company" refers collectively to Incara Pharmaceuticals Corporation ("Incara") and its wholly owned subsidiaries, Aeolus Pharmaceuticals, Inc., a Delaware corporation ("Aeolus"), and Renaissance Cell Technologies, Inc., a Delaware corporation ("Renaissance"). At September 30, 2000, the Company also owned a 35.0% interest in CPEC LLC, a Delaware limited liability company ("CPEC").

Until July 15, 1999, Incara was a majority-owned subsidiary of Interneuron Pharmaceuticals, Inc. ("Interneuron"). On July 15, 1999, Incara restructured its corporate relationship with Interneuron to reduce Interneuron's majority ownership of Incara in exchange for an increased ownership by Interneuron of CPEC (the "Restructuring"). Prior to the Restructuring, CPEC was owned 80.1% by Incara and 19.9% by Interneuron. Subsequent to the Restructuring, CPEC became owned 35.0% by Incara and 65.0% by Interneuron (see Note I).

Until July 1999, the Company's most advanced product was BEXTRA(R) (bucindolol
HCl), a beta-blocker that was being evaluated in a Phase 3 clinical trial conducted by the National Institutes of Health and the U.S. Department of Veterans Affairs for use in treating congestive heart failure patients. The agencies terminated the study in July 1999, prior to its scheduled termination date, because an interim data analysis indicated there was no significant survival advantage of treatment with bucindolol for the patient population as a whole. In August 1999, the Company agreed to end the collaboration (the "Knoll Collaboration") with BASF Pharma/Knoll AG ("Knoll") for BEXTRA for countries outside the United States and Japan (the "Knoll Territory"), and terminated the European trial of BEXTRA. The Company does not expect to pursue the compound further for this or any other indication.

In May 1998, Incara acquired all of the outstanding stock of Transcell Technologies, Inc. ("Transcell"), a majority-owned subsidiary of Interneuron, in a merger of Transcell with and into Incara and also acquired certain related technology rights held by Interneuron in exchange for Incara common stock, stock options and stock warrants (the "Transcell Merger"). The purchase of Interneuron's 77.9% interest in Transcell by Incara was treated in a manner similar to a "pooling-of-interests," because it represented a transfer of stock between entities under common control, and the acquisition of the non-Interneuron ownership interest was accounted for by using the "purchase" method of accounting. All of Transcell's past results of operations have been combined with the results of operations for the Company, and the Company's financial statements for all prior periods presented have been restated to reflect the Transcell Merger.

On December 29, 1999, the Company sold the former Transcell operation, which is referred to as Incara Research Laboratories ("IRL"), to a private pharmaceutical company for $11,000,000 and the right to receive up to an additional $4,000,000 in the event a compound originating from the Research Collaboration and Licensing Agreement (the "Merck Collaboration"), originally entered into among Transcell, Interneuron and Merck & Co., Inc. ("Merck"), reaches certain preclinical and clinical trial milestones. The Company currently does not expect to receive any additional payments from the purchaser. The transaction involved the sale of assets associated with IRL, including rights under the Merck Collaboration and the assumption of certain related liabilities by the purchaser. The Company remains contingently liable through May 2007 on debt and lease obligations of approximately $8,328,000 assumed by the purchaser, including the IRL facility lease in Cranbury, New Jersey.

     On March 31, 2000, Incara purchased all of the minority interests of Renaissance and Aeolus. Prior to the acquisitions, Incara owned 78.0% of Renaissance and 65.8% of Aeolus. Incara issued 1,220,041 shares of its common stock in exchange for the subsidiaries' minority ownership. The acquisitions have been accounted for using the purchase method of accounting. The total purchase price of $6,664,000 consisted of 1,220,041 shares of Incara's common stock with a fair value of $5.46 per share, based on the price of the Company's common stock at the date of acquisition. The total purchase price was allocated to purchased in-process research and development and immediately charged to operations because at the date of the acquisition the in-process research purchased was in preclinical stages, feasibility had not been established and it was deemed to have no alternative future use.

                      INCARA PHARMACEUTICALS CORPORATION

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation: The consolidated financial statements include the accounts of Incara and its wholly owned subsidiaries. The Company uses the equity method to account for its 35.0% ownership interest in CPEC. All significant intercompany accounts and transactions have been eliminated.

  Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents: The Company invests available cash in short-term bank deposits, money market funds, commercial paper and U.S. Government securities. Cash and cash equivalents include investments with maturities of three months or less at the date of purchase. The carrying value of cash and cash equivalents approximate their fair market value at September 30, 2000 and 1999 due to their short-term nature.

  Marketable Securities: The Company considers its investment portfolio available-for-sale. Debt and equity securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of related income taxes. Premiums are amortized and discounts accreted using the interest method over the remaining terms of the related securities. Gains and losses on the sale of securities are determined using the specific identification method. The amortized cost of marketable securities approximates their market value, yielding no unrealized holding gains or losses at September 30, 2000 and 1999. At September 30, 2000, the Company owned $4,678,000 of bank certificates of deposit due within one year. At September 30, 1999 the Company owned $2,553,000 of corporate notes due within one year.

  Accounts Receivable: The accounts receivable balances at September 30, 2000 and 1999 are primarily comprised of amounts due from Interneuron for a portion of the amount payable by the Company to Knoll for bucindolol-related liabilities.

  Property and Equipment: Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method based on estimated useful lives or, in the case of leasehold improvements and equipment under capital leases, over the lesser of the estimated useful lives or the lease terms. The estimated useful lives are two years for computers and five years for equipment. No impairments of property and equipment were required to be recognized during the fiscal years ended September 30, 2000 and 1999. Subsequent to the Transcell Merger in May 1998, the Company wrote off $856,000 of property and equipment acquired from Transcell because certain items did not meet the Company's minimum cost per item capitalization criteria. The majority of the Company's property and equipment at September 30, 1999 related to the IRL operations, which was sold in December 1999.

Expenses for repairs and maintenance are charged to operations as incurred. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to operations.

  Revenue Recognition: Revenue is recognized under collaboration or research and development agreements when services are performed or when contractual obligations are met. Cash received in advance of revenue recognition is recorded as deferred revenue.

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101, as amended by SAB 101A and SAB101B, outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Adoption is required by the Company no later than the quarter ending September 30, 2001. The Company does not expect SAB 101 to have a significant impact on the Company's revenue recognition policies.

  Research and Development: Research and development costs are expensed in the period incurred. Payments related to the acquisition of in-process research and development are either capitalized or expensed based upon the stage of development of the acquired compound or technology at the date of acquisition.

                      INCARA PHARMACEUTICALS CORPORATION

  Income Taxes: Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce net deferred tax assets to the amounts expected to be realized.

  Net Loss Per Common Share: Basic net loss per common share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted net loss per common share is computed using the weighted average number of shares of common and dilutive potential common shares outstanding during the period. Potential common shares consist of stock options, warrants and convertible preferred stock using the treasury stock method and are excluded if their effect is antidilutive. At September 30, 2000 had such potential common shares not been antidilutive, their effect would be to increase the shares used in computing diluted net loss per common share by 500,291 shares to 6,812,143 shares.

  Accounting for Stock-Based Compensation: The Company accounts for stock-based compensation based on the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), which states that no compensation expense is recorded for stock options or other stock-based awards to employees that are granted with an exercise price equal to or above the estimated fair value per share of the Company's common stock on the grant date. The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which requires compensation expense to be disclosed based on the fair value of the options granted at the date of the grant.

  Segment Reporting: The Company currently operates in only one segment.

  Recent Accounting Pronouncements: In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 138 was issued in June 2000 and provides certain amendments to SFAS 133 and must be implemented at the same time as SFAS 133. SFAS 133 and SFAS 138 establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. As issued, SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999, with earlier application encouraged. In May 1999, the FASB delayed the effective date of SFAS 133 for one year, to fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not currently use, nor does it intend in the future to use, derivative instruments and, therefore, does not expect that the adoption of SAFS 133 and SFAS 138 will have any impact on its financial position or results of operations.


C. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at September 30, 2000 and 1999 (in thousands):


                                                           2000         1999
                                                       -----------   ----------
     Office equipment.................................  $      428    $     735
     Laboratory equipment.............................         341        1,411
     Leasehold improvements...........................          58        1,774
                                                       -----------   ----------
                                                               827        3,920
     Less: accumulated depreciation and amortization..        (634)      (1,437)
                                                       -----------   ----------
                                                        $      193    $   2,483
                                                       ===========   ==========

The above amounts included equipment under capital lease obligations with a cost of $268,000 and $930,000 at September 30, 2000 and 1999, respectively, and a net book value of $57,000 and $394,000 at September 30, 2000 and 1999, respectively. Depreciation expense was $260,000 and $771,000 for the fiscal years ended September 30, 2000 and 1999, respectively.

                      INCARA PHARMACEUTICALS CORPORATION

D. ACCRUED EXPENSES

At September 30, 2000 and 1999, accrued expenses consisted of the following (in thousands):


                                                  2000    1999
                                                 ------  ------
        Payroll-related liabilities.........     $  446  $  305
        Bucindolol development costs........      1,350   1,619
        Other...............................         11       9
                                                 ------  ------
                                                 $1,807  $1,933
                                                 ======  ======

E. COMMITMENTS

The Company leases office and laboratory space under non-cancelable operating leases. Rent expense under non-cancelable operating leases was $423,000, $1,147,000 and $1,154,000 for the fiscal years ended September 30, 2000, 1999 and 1998, respectively. The Company also leases equipment under capital leases.

At September 30, 2000, the Company's non-cancelable future minimum payments under lease arrangements were as follows (in thousands):

                                                      Operating   Capital
                                                       Leases     Leases
                                                       ------     ------
     2001.............................................  $   116    $   28
     2002.............................................       -         28
     2003.............................................       -         19
                                                       --------   -------
     Total minimum lease payments.....................  $   116        75
                                                       ========
     Less: amount representing interest...............                (10)
                                                                  -------
     Present value of future minimum lease payments...             $   65
                                                                  =======

The Company remains contingently liable through May 2007 on debt and lease obligations of approximately $8,328,000 assumed by the purchaser of IRL, including the IRL facility lease in Cranbury, New Jersey.


F. NOTES PAYABLE

Notes payable at September 30, 2000 and 1999 consisted of the following (in thousands):

                                                                                                  2000          1999
                                                                                               ----------    ----------
     Note payable to North Carolina Biotechnology Center, including accrued
          interest at 8.75%, principal and interest due in December 2000...............         $      27    $       25
     Note payable to minority stockholder of  Renaissance, including accrued
          interest at 5.79%............................................................                -             29
     Note payable to a financial institution, including accrued interest at 13.4%......                -            297
     Note payable to IRL facility landlord, including accrued interest at 11.5%........                -            428
                                                                                                ----------   ----------
     Notes payable, including current maturities.......................................                27           779
     Less:  current maturities.........................................................               (27)         (197)
                                                                                                ----------   ----------
     Long-term notes payable...........................................................         $       -    $      582
                                                                                                ==========   ==========

                      INCARA PHARMACEUTICALS CORPORATION

G.   STOCKHOLDERS' EQUITY

     Preferred Stock: The Certificate of Incorporation of Incara authorizes the issuance of up to 3,000,000 shares of Preferred Stock, at a par value of $.01 per share. The Board of Directors has the authority to issue Preferred Stock in one or more series, to fix the designation and number of shares of each such series, and to determine or change the designation, relative rights, preferences, and limitations of any series of Preferred Stock, without any further vote or action by the stockholders of the Company. No shares of Preferred Stock were outstanding at September 30, 2000 and 1999.

     Common Stock: In May 1998, Incara issued 494,823 shares of common stock as the first installment of the Transcell Merger (see Note J). In lieu of the second installment payment due to Interneuron, Interneuron retained 281,703 shares of Incara common stock as part of the Restructuring (see Note I). On August 9, 1999, Incara issued 867,583 shares of Incara common stock, valued at approximately $1.38 per share, to the other former Transcell stockholders as payment for their second installment of the Transcell Merger in the principal amount of $1,202,000. Incara issued the third and final installment of the purchase price of 856,861 shares of Incara common stock, valued at approximately $3.36 per share, to the former stockholders of Transcell on February 8, 2000. The issuance of these additional shares did not impact the Company's operating results, because the value of these shares was included in the determination of the purchase price of Transcell in fiscal 1998.

In January and February 2000, Incara repurchased 104,100 shares of its common stock at a cost of $331,000 through purchases on the stock market. In July 2000, Incara purchased from each of Lola M. Reid, Ph.D. and James D. Crapo, M.D., both of whom are consultants to Incara, 18,000 shares of Incara's common stock at a per share price of $2.25, the closing price as listed on Nasdaq on July 26, 2000. The shares repurchased had been issued to Drs. Reid and Crapo in the acquisitions of Renaissance and Aeolus on March 31, 2000.

     Restricted Stock: As an integral component of a management and employee retention program designed to motivate, retain and provide incentive to the Company's management, employees and key consultants, the Company's Board of Directors adopted the 1999 Equity Incentive Plan (the "1999 Plan") in September 1999. The 1999 Plan provides for the grant of restricted stock ("Restricted Stock") awards which entitle employees and consultants to receive up to an aggregate of 1,400,000 shares of common stock upon satisfaction of specified vesting periods. During September 1999, an aggregate of 1,209,912 shares of Restricted Stock were granted to employees and key consultants of the Company (the "Participants") in consideration of services rendered by the Participants to the Company, the cancellation of options for an equal number of shares of common stock and payment of the par value of the shares. A total of 578,437 shares of Restricted Stock were unvested at September 30, 2000. These remaining shares of Restricted Stock vest in equal quarterly installments through October 2001.

The Company has incurred and will continue to incur compensation expense through the vesting period of the Restricted Stock. The value of the Restricted Stock awards of 1,209,912 shares at the date of the grant totaled $755,000, based on the trading price of the Company's common stock of $0.625 per share. The value of the Restricted Stock is amortized on a straight-line basis over the vesting period. The Company recognized $424,000 and $11,000 of expenses related to these awards during fiscal 2000 and 1999, respectively.

     Employee Stock Purchase Plan: In October 1995, Incara adopted the Employee Stock Purchase Plan (the "ESPP"). In April 2000, the stockholders approved an amendment to increase the common stock reserved for issuance under the ESPP to 400,000 shares. Offerings are for one-year periods beginning on October 1 of each year (an "Offering") and are divided into two six-month Purchase Periods (the "Purchase Periods"). Employees may contribute up to ten percent (10%) of gross wages, with certain limitations, via payroll deduction, to the ESPP. Common stock is purchased at the end of each Purchase Period with employee contributions at the lower of 85% of the closing price of Incara's common stock on the first day of an Offering or the last day of the related Purchase Period. As of September 30, 2000, Incara had sold 319,072 shares of common stock pursuant to the ESPP and 80,928 shares were reserved for future issuances.

     Stock Option Plan: Under Incara's 1994 Stock Option Plan (the "1994 Plan"), incentive stock options ("ISOs") or non-qualified stock options to purchase 2,500,000 shares of Incara's common stock may be granted to employees, directors and consultants of the Company. The exercise price of the ISOs granted under the 1994 Plan must not be less than the fair market value of the common stock as determined on the date of the grant. The options may have a term up to 10 years. Options typically vest over three to four years following the date of the grant.

                      INCARA PHARMACEUTICALS CORPORATION

Stock option activity under the 1994 Plan was as follows:

                                                            Weighted Average
                                                Shares       Exercise Price
                                             -----------     --------------
     Outstanding at September 30, 1997......   1,416,710         $  9.89
               Granted......................   1,901,886         $  9.61
               Exercised....................     (15,629)        $  3.77
               Cancelled....................  (1,032,835)        $ 19.18
                                             -----------
     Outstanding at September 30, 1998......   2,270,132         $  5.47
               Granted......................      95,500         $  5.66
               Exercised....................     (21,851)        $  2.45
               Cancelled....................  (1,359,220)        $  7.53
                                             -----------
     Outstanding at September 30, 1999......     984,561         $  2.70
               Granted......................     781,540         $  3.93
               Exercised....................    (140,000)        $  0.36
               Cancelled....................    (288,941)        $  5.57
                                             -----------
     Outstanding at September 30, 2000......   1,337,160         $  3.05
                                             ===========

In August 1998, Incara's Board of Directors approved a resolution whereby current employees and consultants were granted the right to amend the terms of stock options with an exercise price greater than $11.00 per share. The amended options reduced the exercise price to $8.00 per share, which was the trading value of Incara's stock on the date of the repricing, and extended the vesting period of the stock options.

The details of stock options outstanding at September 30, 2000 were as follows:


                      INCARA PHARMACEUTICALS CORPORATION

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

                                            Options Outstanding                      Options Exercisable
                                -------------------------------------------   -------------------------------
                                    Number       Weighted     Weighted            Number
                  Range of      Outstanding at   Average       Average        Exercisable at     Weighted
                  Exercise       September 30,   Exercise     Remaining        September 30,      Average
                   Prices            2000         Price    Contractual Life        2000        Exercise Price
              ---------------       ------       --------  ----------------        ----        --------------
              $          0.04        17,029       $ 0.04       6.1 years                -              -
              $          0.36       283,048       $ 0.36       4.4 years          283,048         $ 0.36
              $ 0.60 - $ 0.81        90,500       $ 0.63       5.7 years           83,832         $ 0.63
              $          1.00       162,809       $ 1.00       4.9 years          162,809         $ 1.00
              $ 1.75 - $ 2.00       141,855       $ 1.88       9.5 years           66,855         $ 1.75
              $ 2.37 - $ 5.09       106,517       $ 3.38       9.4 years           17,571         $ 4.39
              $          5.12       458,000       $ 5.12       9.5 years          426,998         $ 5.12
              $ 7.12 - $ 8.00        50,026       $ 7.62       7.7 years           42,497         $ 7.64
              $11.03 - $20.50        27,376       $14.42       5.6 years           27,376         $14.42
                                  ---------                                     ---------
                                  1,337,160       $ 3.05       7.4 years        1,110,986         $ 3.08
                                  =========                                     =========

Under the principles of APB No. 25, the Company does not recognize compensation expense associated with the grant of stock options to employees unless an option is granted with an exercise price at less than fair market value. SFAS 123 requires the use of option valuation models to recognize as expense stock option grants to consultants and to provide supplemental information regarding options granted to employees after September 30, 1995.

The Company's pro forma information utilizing the Black-Scholes option valuation model for the fiscal years ended September 30, 2000, 1999 and 1998 is as follows:

                                                          2000      1999        1998
                                                         ------    -------     -------
     Net loss (in thousands)
        As reported.............................         $6,665    $19,598     $19,146
        Pro forma...............................         $6,965    $20,889     $22,353
     Basic and diluted net loss per share
        As reported.............................         $ 1.06    $  2.98     $  2.69
        Pro forma...............................         $ 1.10    $  3.17     $  3.14

Pro forma information regarding net loss was determined as if the Company had accounted for its employee stock options and shares sold under the ESPP under the fair value method of SFAS 123. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option valuation model with the following weighted-average assumptions used for grants:

                                                                 2000           1999            1998
                                                              ----------     ----------      ----------
     Dividend Yield.....................................               0%             0%              0%
     Expected volatility................................             133%            85%             70%
     Risk-free interest rate............................      6.0% - 6.3%    4.8% - 5.3%     5.3% - 5.6%
     Expected Option life after shares are vested.......         2 years         3 years        2 years

For the fiscal years ended September 30, 2000, 1999 and 1998, all stock options issued were either issued at fair market value or were replacement stock options issued pursuant to the Transcell Merger. During fiscal 1998, Transcell granted stock options to consultants with an exercise price below fair market value on the date of the grant.

     Warrants: In May 1998, Incara issued replacement stock warrants to purchase 17,783 shares of Incara common stock at an exercise price of $13.49 in connection with the Transcell Merger. As of September 30, 2000, warrants to purchase 66,816 shares were outstanding, 49,033 of which are exercisable at an exercise price of $8.25 per share until February 2001, and 17,783 of which are exercisable at an exercise price of $13.49 per share until May 2003.

                      INCARA PHARMACEUTICALS CORPORATION

H.   INCOME TAXES

As of September 30, 2000 and 1999, the Company had federal net operating loss carryforwards of $57,359,000 and $56,375,000, respectively, and state operating loss carryforwards of $18,493,000 and $17,509,000, respectively. The use of these federal net operating loss carryforwards might be subject to limitation under the rules regarding a change in stock ownership as determined by the Internal Revenue Code. The federal net operating losses will begin to expire in 2010. The state net operating losses will begin to expire in 2001.

Significant components of the Company's deferred tax assets at September 30, 2000 and 1999 consisted of the following (in thousands):

                                                             2000              1999
                                                             ----              ----
     Net operating loss carryforwards..................   $   20,448        $   20,063
     AMT credit carryforwards..........................           37                37
     Research and development credit carryforwards.....        1,195             1,195
     Accrued payroll related liabilities...............        1,204             1,521
     Charitable contribution carryforwards.............          637               441
     Other.............................................          495               533
                                                          ----------        ----------
               Total deferred tax assets...............       24,016            23,790
     Valuation allowance for deferred assets...........      (24,016)          (23,790)
                                                          ----------        ----------
               Net deferred tax asset..................   $        -        $        -
                                                          ==========        ==========

Due to the uncertainty surrounding the realization of the favorable tax attributes in future tax returns, all of the deferred tax assets have been fully offset by a valuation allowance. The change in the valuation allowance is primarily a result of the net operating loss carryforwards.

Taxes computed at the statutory federal income tax rate of 34% are reconciled to the provision for income taxes as follows (dollars in thousands):

                                                             2000            1999           1998
                                                             ----            ----           ----
     Effective tax rate........................               0%              0%             0%
                                                              ==              ==             ==

     United States Federal statutory rate......           $    (2,266)    $   (6,663)    $   (6,510)
     State taxes (net of federal benefit)......                     1           (273)           853
     Change in valuation reserves..............                   226          4,909          4,394
     Gain on sale of subsidiary................                     -          2,371              -
     Pipeline research and development.........                 2,273              -          1,464
     Other.....................................                  (234)          (344)          (201)
                                                          -----------     ----------     ----------
              Provision for income taxes.......           $         -     $        -     $        -
                                                          ===========     ==========     ==========

I.   BUCINDOLOL TRANSACTIONS

In September 1994, Incara acquired 80.0% of the outstanding stock of CPEC. CPEC held the exclusive, worldwide license from Bristol-Myers Squibb Company to develop bucindolol for congestive heart failure and left ventricular dysfunction.

In December 1995, the Company entered into a collaboration with Astra Merck Inc. ("Astra Merck") for the development of bucindolol in the United States (the "Astra Merck Collaboration"). During the fiscal year ended September 30, 1998, the Company recognized contract revenue of $834,000 from payments made by Astra Merck to the Company, exclusive of a termination fee of $4,000,000 received in September 1998 discussed below. During the fiscal year ended September 30, 1998, Astra Merck funded $6,065,000 of the Company's research and development expenses. These additional amounts did not flow through the Company's statements of operations, because they were offset against related expenses. Pursuant to the terms of the Astra Merck Collaboration,

                      INCARA PHARMACEUTICALS CORPORATION
the Company paid Astra Merck $10,000,000 in December 1997, which had been accrued as a liability at September 30, 1997. In July 1998, Astra Merck's business was restructured to combine it with Astra AB's wholly-owned subsidiary, Astra USA Inc., in a new limited partnership in which Astra AB had management control as the general partner. The new company, Astra Pharmaceuticals, had an expanded product line that included a beta-blocker (metoprolol succinate). Because metoprolol and bucindolol were both beta-blockers being investigated for heart failure, Astra Pharmaceuticals and the Company agreed in September 1998 to terminate the Astra Merck Collaboration. Pursuant to the Termination and Settlement Agreement, Astra Pharmaceuticals returned to the Company all rights, material and information relating to bucindolol and paid it a termination fee in the amount of $4,000,000. This payment was immediately recognized as contract and license fee revenue because the Company had no ongoing obligations.

In December 1996, the Company entered into the Knoll Collaboration with Knoll to develop bucindolol for the Knoll Territory. Knoll and the Company had agreed to share the development costs of bucindolol for the Knoll Territory. In general, Knoll was to pay approximately 60% of certain development and marketing costs and the Company was to pay approximately 40% of such costs, subject to certain maximum dollar limitations. The Company recognized contract and license fee revenue from the Knoll Collaboration of $26,000 and $149,000 for the fiscal years ended September 30, 1999 and 1998, respectively.

On July 15, 1999, Incara restructured its corporate relationship with Interneuron to reduce Interneuron's majority ownership of Incara in exchange for an increased ownership by Interneuron of CPEC. Prior to the Restructuring, CPEC was owned 80.1% by Incara and 19.9% by Interneuron. As a preliminary step in the Restructuring, Incara acquired Interneuron's 19.9% interest in CPEC. Incara redeemed 4,229,381 of the 4,511,084 shares of Incara Common stock owned by Interneuron, in exchange for a 65.0% ownership of CPEC and cancellation of liabilities owed to Interneuron by Incara and CPEC which totalled $2,421,000. This cancellation was treated as a contribution to capital by Interneuron to Incara. The Company's net investment in CPEC of $332,000 at September 30, 2000 is included in Prepaids and other current assets in the accompanying consolidated balance sheet. The Company's share of CPEC's net operating expenses since the date of the Restructuring are included in research and development expenses in the accompanying consolidated statements of operations.

Before the Restructuring, Incara had funded approximately 80.1% of the net worldwide expenses related to bucindolol and Interneuron funded approximately 19.9%, in proportion to their respective ownership interests in CPEC. After the Restructuring, Incara and Interneuron are responsible for funding 35.0% and 65.0%, respectively, of CPEC's expenses related to the development of bucindolol in the United States and Japan (the "CPEC Territory"). As part of the Restructuring, Incara received an exclusive license of CPEC's rights in the Knoll Territory and is responsible for all bucindolol expenses in the Knoll Territory.

On July 29, 1999, the double-blind, placebo-controlled, Phase 3 study of bucindolol known as BEST (Beta-blocker Evaluation of Survival Trial) was terminated earlier than scheduled, based on an interim analysis by the Data and Safety Monitoring Board that treatment with bucindolol did not demonstrate a statistically significant improvement in survival in the patient population as a whole. Based on the information, the Company does not expect to pursue the compound further for this or any other indication. All estimated BEST termination costs were accrued as of September 30, 1999.

On August 3, 1999, Knoll terminated the Knoll Collaboration. Knoll and Incara also terminated the Phase 3 clinical study of bucindolol being conducted in Europe, which was known as BEAT (Bucindolol Evaluation after Acute myocardial infarction Trial). All estimated BEAT termination costs were accrued as of September 30, 1999.

J.  ACQUISITIONS AND DISPOSITION

Renaissance Cell Technologies, Inc. and Aeolus Pharmaceuticals, Inc.

        On March 31, 2000, Incara purchased all of the minority interests of Renaissance and Aeolus. Prior to the acquisitions, Incara owned 78.0% of Renaissance and 65.8% of Aeolus. Incara issued 1,220,041 shares of its common stock in exchange for the subsidiaries' minority ownership. The acquisitions have been accounted for using the purchase method of accounting. The total purchase price of $6,664,000 consisted of 1,220,041 shares of Incara's common stock with a fair value of $5.46 per share, based on the price of the Company's common stock at the date of acquisition. The total purchase price was allocated to purchased in-process research and development and immediately charged to operations because at the date of the acquisition the in-process research purchased was in preclinical stages, feasibility had not been established and it was deemed to have no alternative future use.

                      INCARA PHARMACEUTICALS CORPORATION

Additionally, Renaissance and Aeolus had no workforce or other tangible fixed assets. Renaissance and Aeolus had incurred approximately $10,000,000 in research and development costs prior to the acquisition of the minority interests by Incara. Incara expects that it will take until at least 2006 to complete development of all aspects of the research and that Renaissance and Aeolus will need to spend in excess of an additional $50,000,000 to do so.

Transcell Technologies, Inc.

In May 1998, Incara acquired all of the outstanding stock of Transcell in a merger of Transcell with and into Incara, and also acquired related technology rights held by Interneuron in exchange for Incara common stock with an aggregate market value of $14,200,000. In addition, Incara issued replacement stock options and warrants to purchase 241,705 shares and 17,783 shares, respectively, of Incara common stock to Transcell employees, consultants and warrant holders, with a total estimated value of $1,507,000. Prior to the Transcell Merger, Incara and Transcell were both majority-owned subsidiaries of Interneuron.
Under the terms of the Agreement and Plan of Merger between Incara, Transcell and Interneuron dated March 2, 1998, Transcell stockholders received Incara common stock in three installments. The first installment of 320,151 shares was issued upon closing the transaction on May 8, 1998 (the "Closing"). In exchange for certain license and technology rights held by Interneuron, and for Interneuron's continuing guarantee of certain of Transcell's lease obligations, Incara issued to Interneuron 174,672 shares of Incara common stock at Closing with a value of $3,000,000 at the date of issuance and will pay Interneuron a royalty on net sales of certain products that may result from the Merck Collaboration. In lieu of the second installment payment due to Interneuron, Interneuron retained 281,703 shares of Incara common stock as part of the Restructuring. On August 9, 1999, Incara issued 867,583 shares of Incara common stock, valued at approximately $1.38 per share, to the other former Transcell stockholders as payment for their second installment of the Transcell Merger in the principal amount of $1,202,000. On February 8, 2000, Incara issued 856,861 shares of Incara common stock, valued at approximately $3.36 per share, to Interneuron and the other former Transcell stockholders as payment for the third and final installment. The acquisition of Interneuron's 77.9% ownership interest in Transcell by Incara was treated in a manner similar to a "pooling-of-interests", because it represented a transfer of stock between entities under common control. The acquisition of the non-Interneuron ownership interest was accounted for using the "purchase" method of accounting. The Company incurred a charge to operations of $5,343,000 in fiscal 1998 for the purchase of the non-Interneuron interest in Transcell, because feasibility of the in-process research and development was not yet established and the technology had no alternative future use at the date of the acquisition. All of Transcell's prior results of operations were combined with the results of operations of the Company, because Transcell's minority interest owners had no responsibility to fund their share of the losses of Transcell.

        On December 29, 1999, the Company sold the former Transcell operation, known as IRL, to a private pharmaceutical company for $11,000,000 in cash and the right to receive up to an additional $4,000,000 if a compound originating from the Merck Collaboration reaches preclinical and clinical trial milestones. The Company currently does not expect to receive any additional payments from the purchaser. The transaction involved the sale of assets associated with IRL, including rights under the Merck Collaboration and the assumption of related liabilities by the purchaser. The Company recognized a gain of $9,751,000 on the sale of IRL. The Company remains contingently liable through May 2007 on debt and lease obligations of approximately $8,328,000 assumed by the purchaser, including the IRL facility lease in Cranbury, New Jersey.


K.  AGREEMENTS

UNC License

Renaissance has a sponsored research agreement (the "UNC Agreement") with the University of North Carolina at Chapel Hill ("UNC") which covers research at UNC by scientists in the area of hepatic stem cells and which grants Renaissance a first option to obtain an exclusive license to inventions resulting from the agreement with UNC. Renaissance has agreed to reimburse UNC for certain costs incurred in connection with the research, of which $338,000 remained to be paid as of September 30, 2000. In August 1999, Renaissance obtained an exclusive worldwide license (the "UNC License") from UNC to make, use and sell products using proprietary information and technology developed under the UNC Agreement. Renaissance paid license fees of $75,000 to UNC and will also pay milestones on certain development events and royalties on net sales. Renaissance is also obligated to pay patent filing, prosecution, maintenance and defense costs. Unless terminated earlier, the UNC License continues until the last underlying patent expires.

                      INCARA PHARMACEUTICALS CORPORATION

Opocrin License

In July 1998, Incara licensed a development compound ("OP2000") from Opocrin S.p.A., of Modena, Italy ("Opocrin"). Incara is investigating the use of OP2000 as a drug for the treatment of inflammatory bowl disease. The license is worldwide except for Japan and Korea. During fiscal 1998, Incara made a $1,000,000 license fee payment to Opocrin, which was expensed by the Company because the compound was in the early clinical stage of development. Incara is responsible for conducting clinical trials for OP2000 and is required to make additional milestone payments to Opocrin upon initiation of Phase 3 clinical trials, upon filing for regulatory approval, upon obtaining regulatory approval and upon achieving specified annual sales.

Merck Collaboration

In July 1997, Transcell and Interneuron entered into the Merck Collaboration to discover and commercialize certain novel antibacterial agents. The agreement provided for Merck to make initial payments totaling $2,500,000 which included a non-refundable commitment fee of $1,500,000 and a non-refundable option payment of $1,000,000 plus research support during the first two years of the agreement. Based upon estimated relative value of such licenses and rights, the commitment fee and option payment was shared two-thirds by the Company and one-third by Interneuron. The Company's share of revenue in conjunction with this agreement was $100,000, $2,063,000 and $1,138,000 for the fiscal years ended September 30, 2000, 1999 and 1998, respectively, including a $1,500,000 milestone payment received from Merck in August 1999. In conjunction with the sale of IRL, the Company has transferred its rights and obligations under the Merck Collaboration and its licenses with Princeton University to the purchaser.

Duke Licenses

Aeolus has obtained exclusive worldwide licenses (the "Duke Licenses") from Duke University ("Duke") to develop, make, have made, use and sell products using certain technology in the field of free radical and antioxidant research, developed by certain scientists at Duke. Future discoveries in the field of antioxidant research from these scientists' laboratories at Duke are also covered by the Duke Licenses. The Duke Licenses require Aeolus to use its best efforts to pursue development of products using the licensed technology and compounds. These efforts are to include the manufacture or production of products for testing, development and sale. Aeolus is also obligated to use its best efforts to have the licensed technology cleared for marketing in the United States by the U.S. Food and Drug Administration and in other countries in which Aeolus intends to sell products using the licensed technology. Aeolus will pay royalties to Duke on net product sales during the term of the Duke Licenses, and milestone payments upon certain regulatory approvals and annual sales levels.
In addition, Aeolus is obligated under the Duke Licenses to pay all or a portion of patent prosecution, maintenance and defense costs. Unless earlier terminated, the Duke Licenses continue until the expiration of the last to expire issued patent on the licensed technology.

National Jewish Medical and Research Center Agreement

Aeolus has a sponsored research agreement with National Jewish Medical and Research Center ("NJC") which grants Aeolus an option to negotiate a royalty-bearing exclusive license for certain technology, patents and inventions resulting from research by certain individuals at NJC within the field of antioxidant, nitrosylating and related areas. Aeolus has agreed to support certain of NJC's costs incurred in performance of the research, of which $75,000 remained to be paid as of September 30, 2000.

L.  EQUITY FINANCING

In August 2000, Incara entered into a definitive agreement with Torneaux Fund Ltd. ("Torneaux"), an institutional investor, for an equity financing facility covering the purchase of Incara's common stock over 15 months. Under this facility, Incara will control the amount and timing of stock sold to Torneaux, with the amount of the investment being dependent, in part, on Incara's stock price. Assuming Incara's stock price maintains a minimum threshold, the cumulative potential investment is anticipated to exceed $3,000,000 and is capped at $18,900,000. The agreement includes the issuance of warrants to purchase an amount of common stock equal to 15% of the common stock shares purchased and is subject to a number of conditions, including declaration of effectiveness by the SEC of a registration statement filed in September 2000. Incara's stockholders approved this financing transaction in October 2000.

                                    Part II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

     The following table sets forth the costs and expenses payable by the registrant in connection with the sale of common stock being registered. All accounts are estimates except the SEC registration fee and the Nasdaq National Market listing fee. There are no underwriters involved in the sale of common stock being registered.

         -----------------------------------------------------------
         SEC Registration fee.........................      $  3,129

         -----------------------------------------------------------
         Nasdaq National Market listing fee..........         17,500

         -----------------------------------------------------------
         Printing expenses...........................         10,000

         -----------------------------------------------------------
         Legal fees and expenses.....................         75,000

         -----------------------------------------------------------
         Accounting fees and expenses................          3,000

         -----------------------------------------------------------
         Blue sky fees and expenses..................          5,000

         -----------------------------------------------------------
         Miscellaneous and registration costs........          2,000

         -----------------------------------------------------------
         -----------------------------------------------------------

         Total.......................................       $115,629

         -----------------------------------------------------------

Item 14.  Indemnification of Directors and Officers.

     Section 145 ("Section 145") of the Delaware General Corporation Law, as amended, generally provides that a director or officer of a corporation (i) shall be indemnified by the corporation for all expense of such legal proceedings when he or she is successful on the merits, (ii) may be indemnified by the corporation for the expenses, judgments, fines and amounts paid in settlement of such proceedings (other than a derivative suit), even if he or she is not successful on the merits, if he or she acts in good faith and in a manner he or she reasonably believes to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his or her conduct was unlawful, and (iii) may be indemnified by the corporation for the expenses of a derivative suit (a suit by a stockholder alleging a breach by a director or officer of a duty owed to the corporation), even if he or she is not successful on the merits, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation. No indemnification may be made under clause (iii) above, however, if the director or officer is adjudged liable for negligence or misconduct in the performance of his or her duties to the corporation, unless a corporation determines that, despite such adjudication, but in view of all the circumstances, he or she is entitled to indemnification. The indemnification described in clauses (ii) and (iii) above may be made by upon a determination that indemnification is proper because the applicable standard of conduct has been met. Such a determination may be made by a majority of a quorum of disinterested directors, independent legal counsel, the stockholders or a court of competent jurisdiction.

     The Company's Amended and Restated Bylaws provide in substance that, to the fullest extent permitted by Delaware law as it now exists or as amended, each director and officer shall be indemnified against reasonable costs and expenses, including attorneys' fees and any liabilities which he or she may incur in connection with any action to which he or she may be made a party by reason or his or her being or having been a director or officer of the Registrant or any of its affiliated enterprises. The indemnification provided by the Company's Bylaws is not deemed exclusive of or intended in any way to limit any other rights to which any person seeking indemnification may be entitled.

     Section 102(b)(7) of the Delaware General Corporation Law, as amended, permits a corporation to provide in its Certificate of Incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Amended and Restated Certificate of Incorporation provides for the elimination of personal liability of a director for breach of fiduciary duty, as permitted by Section 102(b)(7) of the Delaware General Corporation Law.

     The Registrant maintains liability insurance insuring the Registrant's officers and directors against liabilities that they may incur in such capacities.

Item 15.  Recent Sales of Unregistered Securities.

                    None

Item 16.  Exhibits.

          The following exhibits are filed as part of this Registration
Statement:

Exhibit
Number    Description
------    -----------

1.1 Common Stock Purchase Agreement dated August 17, 2000 between Incara Pharmaceuticals Corporation and Torneaux Fund Ltd./(q)/

3.1       Certificate of Incorporation, as amended/(a)/

3.2       Bylaws/(a)/

3.3       Amendment to Bylaws dated September 23, 1999/(m)/

4.1       Form of Common Stock Certificate/(m)/

4.2+      Form of Warrant to be issued to Torneaux Fund Ltd.

5.1+      Opinion of Wyrick Robbins Yates & Ponton LLP

10.1      Form of Investors' Rights Agreement/(a)/

10.4* License Agreement between Duke University and Aeolus Pharmaceuticals, Inc., dated July 21, 1995/(a)/

10.7 Acquisition Agreement relating to the acquisition by Intercardia, Inc. of 80% of CPEC, Inc. dated May 13, 1994, as amended/(a)/

10.8 Incara Pharmaceuticals Corporation 1994 Stock Option Plan, as amended/(n)/

10.9 Office Lease between Highwoods/Forsyth Limited Partnership and Intercardia, Inc., dated April 24, 1995/(a)/

10.10 Master Equipment Lease between Phoenix Leasing Incorporated and Intercardia, Inc., dated June 12, 1995, and related Sublease and Acknowledgment of Assignment to Aeolus Pharmaceuticals, Inc./(a)/

10.11* Development and Marketing Collaboration and License Agreement between Astra Merck Inc., Intercardia, Inc. and CPEC, Inc., dated December 4, 1995/(a)/

10.12 Incara Pharmaceuticals Corporation 1995 Employee Stock Purchase Plan, as amended/(o)/

10.16 Tax Allocation Agreement between Interneuron Pharmaceuticals, Inc. and Intercardia, Inc., dated December 4, 1995/(a)/

10.19 Lease Amendment Number One, dated March 6, 1996, to Office Lease between Highwoods/Forsyth Limited Partnership and Intercardia, Inc. /(b)/

10.21* Agreement among Intercardia, Inc., CPEC, Inc. and Knoll AG dated December 19, 1996/(c)/

10.22 Lease Amendment Number Two, dated March 14, 1997, to Office Lease between Highwoods/Forsyth Limited Partnership and Intercardia, Inc./(d)/

10.23 Sponsored Research Agreement between The University of North Carolina at Chapel Hill and Renaissance Cell Technologies, Inc. dated September 4, 1997/(e)/

10.24* Sponsored Research Agreement between National Jewish Medical and Research Center and Aeolus Pharmaceuticals, Inc., dated September 11, 1997/(e)/

10.26 Employment Agreement between Clayton I. Duncan and Intercardia, Inc., dated December 15, 1997/(e)/

10.27 Assignment and Assumption and Royalty Agreement effective as of May 8, 1998 between Intercardia, Inc. and Interneuron Pharmaceuticals, Inc. /(f)/

10.28* Research Collaboration and License Agreement dated effective as of June 30, 1997, as amended, by and among Interneuron Pharmaceuticals, Inc., Transcell Technologies, Inc. and Merck & Co., Inc., as assigned to Intercardia, Inc. effective May 8, 1998/(f)/

10.29* License Agreement dated June 29, 1998 between Princeton University and Intercardia, Inc./(f)/

10.30 License Agreement dated April 15, 1998, effective as of June 30, 1997, between Princeton University and Interneuron Pharmaceuticals, Inc., as assigned to Intercardia, Inc. by Interneuron Pharmaceuticals, Inc. effective May 8, 1998/(f)/

10.31 Lease Agreement dated September 19, 1996, as amended, between Cedar Brook Corporate Center, L.P. and Transcell Technologies, Inc., as assigned to Intercardia, Inc. effective May 8, 1998/(f)/

10.32 Amendment 1, dated as of July 1, 1998, to Sponsored Research Agreement between National Jewish Medical and Research Center and Aeolus Pharmaceuticals, Inc./(f)/

10.33 Termination and Settlement Agreement dated September 29, 1998, between Astra Pharmaceuticals, L.P., Intercardia, Inc. and CPEC, Inc./(g)/

10.34* License, Development, Marketing and Clinical Trials Supply Agreement between Opocrin S.p.A. and Intercardia, Inc., dated July 20, 1998/(h)/

10.35 Employment Agreement between Richard W. Reichow and Intercardia, Inc., dated November 16, 1998/(h)/

10.36 Employment Agreement between David P. Ward and Intercardia, Inc., dated November 16, 1998/(h)/

10.37 Employment Agreement between John P. Richert and Intercardia, Inc., dated November 16, 1998/(h)/

10.38 Employment Agreement between W. Bennett Love and Intercardia, Inc., dated November 16, 1998/(h)/

10.39* Development, Manufacturing, Marketing and License Agreement, effective as of December 19, 1996, among Knoll AG, CPEC, Inc. and Intercardia, Inc./(j)/

10.40 Exchange Agreement dated July 15, 1999, between Intercardia, Inc. and Interneuron Pharmaceuticals, Inc./(k)/

10.41 Registration Rights Agreement dated July 15, 1999, between Interneuron Pharmaceuticals, Inc. and Intercardia, Inc./(k)/

10.42 Amended and Restated Limited Liability Company Agreement of CPEC LLC dated July 15, 1999, among CPEC LLC, Intercardia, Inc. and Interneuron Pharmaceuticals, Inc./(k)/

10.43 Assignment, Assumption and License Agreement dated July 15, 1999, between CPEC LLC and Intercardia, Inc./(k)/

10.44 Incara Pharmaceuticals Corporation 1997 Equity Incentive Plan, Form of Restricted Stock Award Agreement (7-month vesting) and Form of Restricted Stock Award Agreement (3-year vesting)/(l)/

10.45 Amendment No. 2, dated June 22, 1999, to Sponsored Research Agreement between The University of North Carolina at Chapel Hill and Renaissance Cell Technologies, Inc./(m)/

10.46 Amendment 2, dated August 16, 1999, to Sponsored Research Agreement between National Jewish Medical and Research Center and Aeolus Pharmaceuticals, Inc./(m)/

10.47 Form of Severance Agreement dated September 23, 1999 with Clayton I. Duncan, Richard W. Reichow, David P. Ward, John P. Richert and W. Bennett Love/(m)/

10.48*    Asset Purchase Agreement dated December 17, 1999/(m)/

10.49* License Agreement dated August 23, 1999 between The University of North Carolina at Chapel Hill and Renaissance Cell Technologies, Inc. /(o)/

10.50* License Agreement, effective July 1996, between Albert Einstein College of Medicine of Yeshiva University and Renaissance Cell Technologies, Inc./(o)/

10.51 Registration Rights Agreement dated August 17, 2000 between Incara Pharmaceuticals Corporation and Torneaux Fund Ltd./(r)/

21.1      List of Subsidiaries/(p)/

23.1      Consent of PricewaterhouseCoopers LLP, Independent Accountants

23.2+     Consent of Wyrick Robbins Yates & Ponton LLP

24.1+     Power of  Attorney

*confidential treatment granted
+ previously filed
__

(a) Incorporated by reference to the similarly numbered Exhibit to the Company's Registration Statement on Form S-1 (File No. 333-08209).

(b) Incorporated by reference to the similarly numbered Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1995.

(c) Incorporated by reference to the similarly numbered Exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996.

(d) Incorporated by reference to the similarly numbered Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

(e) Incorporated by reference to the similarly numbered Exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1997.

(f) Incorporated by reference to the similarly numbered Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

(g) Incorporated by reference to the similarly numbered Exhibit to the Company's Form 8-K Current Report filed on September 30, 1998.

(h) Incorporated by reference to the similarly numbered Exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1998.

(i) Incorporated by reference to the similarly numbered Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1998.

(j) Incorporated by reference to the similarly numbered Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

(k) Incorporated by reference to the similarly numbered Exhibit to the Company's Form 8-K Current Report filed on July 23, 1999.

(l) Incorporated by reference to the similarly numbered Exhibit to the Company's Form 8-K Current Report filed on October 11, 1999.

(m) Incorporated by reference to the similarly numbered Exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1999.

(n) Incorporated by reference to the similarly numbered Exhibit to the Company's Report on Form S-8 filed on March 30, 2000.

(o) Incorporated by reference to the similarly numbered Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

(p) Incorporated by reference to the similarly numbered Exhibit to the Company's Registration Statement on Form S-1 (File No. 333-43050).

(q) Incorporated by reference to Appendix A of the Company's definitive proxy statement filed on September 7, 2000.

(r) Incorporated by reference to Appendix B of the Company's definitive proxy statement filed on September 7, 2000.


Item 17.       Undertakings.

          (a)  The undersigned registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (i)       The undersigned Registrant hereby undertakes that:

               (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

               (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                     [The next page is the signature page]

                                  SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this pre-effective amendment No. 2 to the registration statement (No. 333-45822) to be signed on its behalf by the undersigned, thereunto duly authorized, in Research Triangle Park, North Carolina, on the 28th day of November, 2000.


                                   INCARA PHARMACEUTICALS CORPORATION


                                   By: /s/ Clayton I. Duncan
                                      ------------------------------------------
                                      Clayton I. Duncan,
                                      Chairman, President and Chief Executive
                                      Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this pre-effective amendment No.1 to the registration statement (No. 333-45822) has been signed below by the following persons in the capacities and on the date indicated.

            Signature                                          Title                                      Date
            ---------                                          -----                                      ----
/s/  Clayton I. Duncan                     Chairman, President, Chief Executive Officer             November 28, 2000
-------------------------------------
Clayton I. Duncan                          and Director (Principal Executive Officer)


/s/ Richard W. Reichow                     Executive Vice President, Chief Financial                November 28, 2000
-------------------------------------
Richard W. Reichow                         Officer and Treasurer (Principal Financial
                                           and Accounting Officer)

*                                          Director                                                 November 28, 2000
-------------------------------------
Stephen M. Prescott

*                                          Director                                                 November 28, 2000
-------------------------------------
David B. Sharrock

*                                          Director                                                 November 28, 2000
-------------------------------------
Edgar H. Schollmaier

*By: /s/ Clayton I. Duncan                                                                          November 28, 2000
    ---------------------------------
     Clayton I. Duncan
     Attorney-in-Fact
